                                                Filed pursuant to Rule 424(b)(4)
                                            Registration Statement No. 333-84202

                                8,250,000 Shares

                              SPARTECH CORPORATION

[SPARTECH Logo]                   Common Stock
                             ----------------------

     Spartech Corporation is offering 2,115,000 of the shares of common stock to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional 6,135,000 shares of common stock. Spartech will not receive any proceeds from the sale of the shares being sold by the selling stockholders.

     The common stock is listed on the New York Stock Exchange under the symbol "SEH". The last reported sale price of the common stock on May 23, 2002 was $22.75 per share.

     See "Risk Factors" beginning on page 7 to read about factors you should consider before buying shares of the common stock.

                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                                                              Per Share       Total
                                                              ---------       -----
Initial price to the public.................................   $22.000     $181,500,000
Underwriting discount.......................................   $ 1.045     $  8,621,250
Proceeds, before expenses, to Spartech Corporation..........   $20.955     $ 44,319,825
Proceeds, before expenses, to the selling stockholders......   $20.955     $128,558,925

     To the extent that the underwriters sell more than 8,250,000 shares of common stock, the underwriters have the option to purchase up to an additional 309,375 shares from Spartech and 928,125 shares from one of the selling stockholders at the initial price to the public less the underwriting discount.

                             ----------------------

     The underwriters expect to deliver the shares against payment in New York, New York on May 30, 2002.

GOLDMAN, SACHS & CO.
           MERRILL LYNCH & CO.
                        FIRST ANALYSIS SECURITIES CORPORATION
                                   MCDONALD INVESTMENTS INC.
                                             COMMERCE CAPITAL MARKETS

                             ----------------------

                         Prospectus dated May 23, 2002.

                         [BUSINESS SEGMENTS FLOW CHART]

                     [PICTURES OF PRODUCT TRANSFORMATIONS]

     This prospectus contains registered service marks, trademarks and trade names of Spartech Corporation, including the Spartech name and logo.

                               PROSPECTUS SUMMARY

     The following is a summary of information contained in other parts of this prospectus. It is not complete and may not contain all of the information that you should consider before buying shares of our common stock. You should read the entire prospectus carefully, including the risk factors beginning on page 7.

     In this prospectus "Spartech," "we," "us" and "our" refer to Spartech Corporation and its subsidiaries, unless the context requires otherwise.

                                 ABOUT SPARTECH

GENERAL

     We are a leading processor of thermoplastic resins, which are plastic pellets capable of being repeatedly softened by heat and hardened by cooling to be processed into their final form. We convert these resins from suppliers into custom plastic sheet and rollstock, acrylic products, color concentrates and blended resin compounds, and injection molded and profile extruded products. We sell our products to over 6,500 customers in a broad range of end markets.

     Plastics processing is a growing segment of the plastics industry, partly due to the continuing substitution of plastics for traditional materials such as wood, metal, paper and fiberglass. The term we have created for this substitution process is Product Transformations, which is the identification and development of new applications that result from the ongoing transition into higher performing and less expensive recyclable thermoplastics.

     Product Transformations have been a key factor contributing to our growth and we expect this trend to continue. We have further capitalized on this trend by developing our own new proprietary products that we call Alloy Plastics, which combine advanced engineered thermoplastic compounds and additives with many new manufacturing techniques implemented by our experienced operating personnel.

     From fiscal 1996 to 2001, our net sales increased from $401.1 million to $937.1 million, a compound annual growth rate of 18%, and diluted earnings per share grew from $.74 to $1.11, a compound annual growth rate of 8%. During the same period, our volume of products sold grew from 0.4 billion pounds to 1.2 billion pounds, a compound annual growth rate of 24%. While we have recently experienced declines in our operating margins, return on equity and capital spending due primarily to general economic conditions, we believe these declines are temporary and expect them to recover with an improving economy. We believe our leading market share position in sales of custom sheet and rollstock and our ability to capitalize on industry consolidation and product substitution trends position us for future growth.

     We provide value through formulation and processing technology, cost efficient operations, a broad range of problem-solving products and capabilities, and locations within close proximity to our customers' manufacturing facilities. Our 44 production facilities are organized into three business segments for reporting purposes based on the products manufactured:

     - Custom Sheet & Rollstock (24 facilities, 67% of 2001 net sales);

     - Color & Specialty Compounds (11 facilities, 24% of 2001 net sales); and

     - Molded & Profile Products (9 facilities, 9% of 2001 net sales).

     Our principal executive offices are located at 120 South Central Avenue, Suite 1700, Clayton, Missouri 63105. Our telephone number is (314) 721-4242. Our web site address is http://www.spartech.com. Information contained on our web site is not part of this prospectus.

OUR COMPETITIVE STRENGTHS

     Our competitive strengths include our:

     - leading market position in custom sheet and rollstock and in color and specialty compounds;

     - ability to develop new proprietary products and new uses for plastics;

     - ability to make acquisitions and integrate them into our business;

     - commitment to customer service;

     - diversified customer base;

     - production facilities and their close proximity to our customers; and

     - decentralized management structure.

     For more information about our competitive strengths, see "Business -- Our Competitive Strengths."

OUR STRATEGY

     Our business strategy has two complementary components:

     The first component is our Focused Growth Strategy which targets volume growth from both internal means and strategic acquisitions. Much of our internal growth results from the increasing annual volume demand of our customers as well as our focused efforts with both Product Transformations and Alloy Plastics. Our acquisition program has expanded our product capabilities and provided synergies and operating leverage. We believe the fragmented thermoplastics processing industry will continue to provide us with acquisition opportunities.

     The second component is our Continuous Improvement Strategy, which emphasizes earnings growth through ongoing cost containment and productivity improvement. We implement this through initiatives which focus on continuous improvements in production efficiencies, communication and training. A key element of our Continuous Improvement Strategy has been our ability to successfully integrate our numerous acquisitions.

     For more information about our business strategy, see "Business -- Our Strategy."

                              RECENT DEVELOPMENTS

     In fiscal 2001, we optimized our operations with the closing of three plant facilities. These actions were initiated in the third quarter of fiscal 2001 and should be substantially completed by the third quarter of fiscal 2002. In connection with these efforts, we recorded $9.1 million in non-recurring pre-tax expenses in fiscal 2001.

     On April 3, 2002, we purchased, for approximately $2 million, certain assets of, and entered into a supply agreement with, Industrias Acros Whirlpool, S.A. de C.V., a joint venture between Whirlpool Corp. and Vitro S.A. located in Monterrey, Mexico. The acquired business is a manufacturer of extruded sheet used in refrigerators marketed under the Acros, Supermatic, and other brand names. We expect this business to represent approximately $20 million in annual sales to Spartech.

     On April 22, 2002, we signed contracts to purchase land and construct a 110,000 square foot manufacturing facility in Ramos Arizpe, Mexico. This facility will house both extruded sheet and compounding operations, and will enhance our ability to serve our existing customers, as well as provide us with a base to support other new business opportunities such as the Acros Whirlpool business.

     Our Board of Directors, upon recommendation of its Audit Committee, decided to replace Arthur Andersen LLP as Spartech's independent public accountants effective April 30, 2002 and engaged Ernst & Young LLP to serve as our independent public accountants for fiscal year 2002.

     We have entered into an agreement to acquire a manufacturer of specialty plastics for approximately $49 million. The business we seek to acquire had net sales of approximately $40 million for the last twelve months. The closing of the acquisition is anticipated in June 2002 and is subject to the satisfaction of customary terms and conditions.

                                  THE OFFERING

Shares offered by Spartech....   2,115,000 shares.(a)

Shares offered by the selling
stockholders..................   6,135,000 shares, of which 6,000,000 are being
                                 offered by Vita International Limited, a wholly-owned subsidiary of British Vita PLC, and 135,000 are being offered by RBA Partners, L.P., an entity controlled by Ralph B. Andy, a non-employee director of Spartech.(b)

Shares outstanding after the
offering......................   29,033,472 shares.(a)

Use of proceeds...............   We intend to use the net proceeds from the sale
                                 of the shares by Spartech to acquire a
                                 complementary business, described above under
                                 "--Recent Developments", for approximately $49 million, with the shortfall to be funded by additional borrowings under our primary bank credit facility, assuming no exercise of the underwriters' option to purchase additional shares. We will not receive any proceeds from the sale of shares by the selling stockholders.

Dividend policy...............   We currently pay quarterly cash dividends at
                                 the annual rate of $.38 per share.

Risk factors..................   For a discussion of specific risks you should
                                 consider before buying shares of our common
                                 stock, see "Risk Factors" beginning on page 7.
---------------
(a) Does not include up to 309,375 shares to be sold by Spartech upon exercise of the underwriters' option to purchase additional shares.

(b) Does not include up to 928,125 shares to be sold by Vita upon exercise of the underwriters' option to purchase additional shares.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                (in thousands, except ratios and per share data)

     The information below should be read in conjunction with our Consolidated Financial Statements and the related Notes, and the sections captioned "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" included elsewhere in this prospectus.

                                                                                        THREE MONTHS
                                                FISCAL YEAR                                 ENDED
                           ------------------------------------------------------   ---------------------
                                                                                     Feb. 3,     FEB. 2,
                             1997       1998       1999       2000     2001(a)(b)   2001(a)(b)     2002
                             ----       ----       ----       ----     ----------   ----------   -------
                                                                                         (UNAUDITED)
INCOME STATEMENT DATA:
Net Sales(c).............  $514,891   $670,477   $790,427   $987,532    $937,059     $240,635    $190,668
Gross Profit.............    82,215    111,215    136,962    171,669     152,049       39,654      27,161
Depreciation and
  Amortization...........    11,548     18,530     23,222     31,905      34,921        9,065       6,750
Operating Earnings.......    49,701     69,728     87,707    109,761      82,374       23,501      14,587
Interest and Preferred
  Distributions..........     8,393     13,602     16,198     29,131      34,821        9,703       6,931
Income Taxes.............    15,815     22,406     28,438     30,723      17,650        5,243       2,794
Net Earnings.............    25,493     33,720     43,071     49,907      29,903        8,555       4,862
Diluted Earnings Per
  Share..................  $    .92   $   1.18   $   1.48   $   1.72    $   1.11     $    .32(d) $    .18(d)
Dividends Per Share......  $    .20   $    .24   $    .28   $    .34    $    .38     $   .095    $   .095
OTHER DATA:
Return on Equity(e)......      21.2%      23.9%      25.1%      24.9%       14.0%        16.2%        8.9%
Gross Margin.............      16.0%      16.6%      17.3%      17.4%       16.2%        16.5%       14.2%
Operating Margin.........       9.7%      10.4%      11.1%      11.1%        8.8%         9.8%        7.7%
Net Cash Provided by
  (Used for):
  Operating Activities...  $ 48,390   $ 64,546   $ 76,547   $ 60,413    $ 70,453     $ 13,954    $  8,181
  Investing Activities...   (83,877)  (146,185)   (89,235)  (253,273)      7,376       (5,162)     (7,951)
  Financing Activities...    36,997     82,930     14,260    194,461     (79,759)      (7,459)       (101)
Capital Expenditures.....    12,172     17,859     24,692     29,192      16,237        5,411       3,771
Effective Tax Rate.......      38.3%      39.9%      39.8%      38.1%       37.1%        38.0%       36.5%

                                                                NOV. 3,       FEB. 2,
                                                                  2001         2002
                                                                -------       -------
                                                                            (UNAUDITED)
BALANCE SHEET DATA:
Working Capital.............................................    $111,146     $116,184
Goodwill(d).................................................     292,576      292,576
Total Assets................................................     815,103      813,677
Total Debt..................................................     288,714      290,233
Company-Obligated, Mandatorily Redeemable Convertible
  Preferred Securities of Spartech Capital Trusts...........     150,000      150,000
Total Stockholders' Equity..................................     216,546      221,275

---------------
(a) Our fiscal year ends on the Saturday closest to October 31. Fiscal 2001 included 53 weeks compared to 52 weeks for all other fiscal years presented, and the first quarter of fiscal 2001 included 14 weeks compared to 13 weeks in the first quarter of 2002.

(b) The fiscal 2001 results include the operations of the custom molded products businesses only through July 19, 2001, the date they were divested. These businesses produced the following results in the periods indicated: net sales of $36.5 million and operating earnings of $2.2 million in fiscal 2000; net sales of $24.2 million and operating earnings of $1.5 million for the partial period in fiscal 2001; and net sales of $8.5 million and operating earnings of $.3 million in the quarter ended February 3, 2001.

(c) Freight costs have been reclassified to comply with EITF 00-10 "Accounting for Shipping and Handling Fees and Costs."

(d) We adopted Financial Accounting Standards Board Statement No. 142 "Goodwill and Other Intangible Assets" effective at the beginning of fiscal 2002. Statement No. 142 requires that goodwill no longer be amortized against earnings, but instead be tested for impairment at least annually. Upon adoption, we did not have an impairment charge and eliminated the amortization of goodwill, which totaled $2.1 million in the quarter ended February 3, 2001. Adjusted for the elimination of goodwill, diluted earnings per share for the quarter ended February 3, 2001 would have been $.37.

(e) Represents net earnings divided by average stockholders' equity.

                                  RISK FACTORS

     You should carefully consider the risks described below before deciding to invest in our common stock. These risks could materially and adversely affect our business, financial condition and results of future operations. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment. The risks described below are not the only ones we face.

WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY, AND OUR FAILURE TO COMPETE EFFECTIVELY COULD HURT OUR OPERATING PROFITS.

     Our continued profitability depends on our ability to compete effectively. Our industry is competitive in several ways:

     - The plastics processing segment of the plastics industry is characterized by a large number of companies and by periodic oversupply of base commodity resins, resulting in intense price competition. If we are unable to meet our competitors' prices, our sales could be reduced. On the other hand, if we meet our competitors' prices but are not able to do so in a cost-efficient way, our margins could decrease. In either event, our operating profits could be reduced or we could incur writedowns to inventory values.

     - Because plastics processors are consolidating, our competitors may become larger, which could make them more efficient, reducing their cost of materials and permitting them to be more price competitive. Increased size could also permit them to operate in wider geographic areas and enhance their ability to compete in other areas such as research and development and customer service, which could also reduce our profitability.

     - We may experience increased competition from companies offering products based on alternative technologies and processes that may be more competitive or better in price or performance, causing us to lose customers, sales volume and operating profits.

     - Some of our customers may be or may become large enough to justify developing in-house production capabilities. Any material reduction in orders to us by our customers as a result of a shift to in-house production could adversely affect our sales and operating profits.

LARGE OR RAPID INCREASES IN THE COSTS OF RAW MATERIALS OR SUBSTANTIAL DECREASES IN THEIR AVAILABILITY COULD MATERIALLY AND ADVERSELY AFFECT OUR SALES AND OPERATING PROFITS.

     - The costs of raw materials used in our manufacturing processes represented approximately 66% of cost of goods sold in fiscal 2001. These raw materials include commodity resins, the prices of which are sensitive to changes in supply and demand conditions within the commodity resins market, and fluctuations in petroleum and natural gas prices. Prices for these raw materials could change significantly in a short period of time. In the event of rapid increases in resin prices, we may be unable to pass the increases through to our customers in full, which would reduce our operating margin.

     - In addition, any significant cost increases or major disruptions in the availability to our suppliers of petroleum or natural gas, which are the principal feedstocks for commodity resins, could adversely impact the cost and availability of the resins used in our manufacturing process.

     - Even if we were able to pass increases in resin prices through to our customers, higher plastics prices may make our products and our customers' products less competitive with substitute products made from other plastics, or from non-plastic materials such as metal, fiberglass, paper or wood.

     Any of these factors could cause us to lose orders or customers and have a material adverse effect on our sales and operating profits.

WE OPERATE IN CYCLICAL MARKETS AND HAVE EXPOSURE TO ECONOMIC DOWNTURNS.

     Our products are sold in a number of end markets which tend to be sensitive to underlying economic conditions. Much of our revenues are generated from customers in manufacturing sectors such as mass transportation, automotive, building and construction, or other consumer oriented markets which are sensitive to underlying economic conditions. A prolonged downturn in these sectors could continue to have a negative effect on our financial performance.

A DECREASE IN OUR NET SALES COULD REDUCE OUR OPERATING PROFITS AND IMPAIR OUR ABILITY TO REALIZE OUR BUSINESS STRATEGY, WHICH COULD REDUCE OUR ABILITY TO GENERATE CASH TO FURTHER INVEST IN OUR OPERATIONS AND SUPPORT OUR CUSTOMER BASE.

     During fiscal 2001 and the first quarter of 2002, we experienced a decrease in net sales from the prior year periods of 5% and 21%, respectively. This decrease in net sales, led by the slowdown in volume sold to the aerospace, automotive, manufactured housing, and mass transit markets, resulted in lower operating margins and return on equity ratios. If we were to experience further declines in revenue, our operating profits and return on equity would be further adversely affected. This would impair our ability to generate the operating cash flow needed to finance and expand our operations and make the acquisitions needed to realize our business strategy. If we are unable to successfully execute our business strategy, we could experience a decline in our customer base and a reduction in value generated for our stockholders.

OUR INABILITY TO SATISFY DEBT COVENANT REQUIREMENTS COULD IMPAIR OUR ABILITY TO FINANCE OUR OPERATIONS AND PAY DIVIDENDS.

     Our current credit facilities contain certain affirmative and negative covenants, including restrictions on incurring additional indebtedness, limitations on both the sale of assets and merger transactions, and requirements to maintain certain financial ratios and net worth levels.

     Our consolidated long-term indebtedness was approximately $290.2 million as of February 2, 2002, or 2.97 times the sum of our last 12 months' operating earnings plus depreciation and amortization. A ratio of 3.25 is the maximum permitted under the most restrictive covenant under our primary bank credit facility. This debt ratio covenant would have allowed additional borrowings of $28.0 million as of February 2, 2002. In addition, our combined payment of dividends on our common stock and the repurchase of common stock for treasury is limited to 60% of our cumulative consolidated net income since November 1, 1997.

     Our failure to comply with the covenants or other requirements of our financing arrangements could result in an event of default and, among other things, acceleration of the payment of our indebtedness which could adversely impact our business, financial condition and results of operations.

OUR HIGH LEVERAGE COULD IMPAIR OUR ABILITY TO FINANCE OUR OPERATIONS AND COULD HAVE A DILUTIVE IMPACT ON OUR STOCKHOLDERS.

     We have funded our working capital requirements primarily with cash generated from operations and borrowings under our credit facilities. Our consolidated long-term indebtedness of approximately $290.2 million as of February 2, 2002 represented approximately 44% of our total capitalization. This indebtedness plus the $150.0 million in outstanding convertible preferred securities of Spartech Capital Trusts was approximately 67% of our total capitalization. Because we are highly leveraged, we may become unable to finance our operations with further borrowings under our current credit facilities or obtain borrowings under new credit facilities. If we are unable to obtain additional borrowings, we may have to fund our operations from the proceeds of additional issuances of our common stock. We cannot assure you that we will have access to the capital markets in the future, or that any future issuances of our common stock will not dilute the holdings of our existing stockholders or adversely affect the market price of our common stock.

OUR INABILITY TO MEET DEBT OBLIGATIONS WHEN DUE COULD IMPAIR OUR ABILITY TO FINANCE OUR OPERATIONS.

     Our cash from operations may not be sufficient to meet our debt obligations as they become due. Our access to the debt and equity markets is limited. Upon maturity of our debt obligations, if we were unable to repay the obligations out of operating cash flows or access the public or private capital markets for additional funds, we would not be able to meet the obligations. The inability to meet our debt obligations could reduce the amount of capital expenditures made or restrict or delay investments to secure new business. In addition, our inability to meet our debt obligations could result in an event of default and, among other things, acceleration of the payment of our indebtedness which could adversely impact our business, financial condition and results of operations.

WE MAY NOT BE ABLE TO CONTINUE TO MAKE THE ACQUISITIONS NECESSARY FOR US TO REALIZE OUR GROWTH STRATEGY, WHICH COULD IMPAIR OUR ABILITY TO EXPAND OUR SALES OPPORTUNITIES AND IMPROVE OUR OPERATING MARGINS.

     Acquiring businesses that complement or expand our operations has been and continues to be an important element of our growth strategy. From fiscal 1999 to fiscal 2001, our annual revenue growth attributable to acquisitions has been as much as 20%. This strategy depends on our ability to continue to identify and complete acquisitions. However, several factors may impair our ability to continue this strategy.

     - Some of our major competitors have or could initiate similar growth strategies, as the overall plastics processing segment continues to consolidate. As a result, competition for suitable acquisition candidates is increasing. We may not be able to acquire additional companies in our industry on terms favorable to us.

     - We have generally financed our acquisitions from bank borrowings, the placement of debt securities or the issuance of capital stock, and we expect to derive the consideration used for future acquisitions from the same sources. However, we may not be able to obtain this financing in the future on economically feasible or acceptable terms, or at all.

     If we are unable to make acquisitions, we may not be able to realize our growth strategy. If we are unable to successfully execute our growth strategy, our ability to enlarge our customer base, enter new markets, expand our product offerings and realize operating synergies will be impaired.

WE MAY NOT BE ABLE TO INTEGRATE ACQUISITIONS SUCCESSFULLY.

     Integrating acquired businesses requires a significant amount of management time and skill and may place significant demands on our operations and financial resources. We may not be successful in integrating acquired businesses into our operations, which could have a material adverse effect on our business and results of operations. If we are unable to achieve the anticipated synergies, the interest and other expenses from our acquisitions could exceed the net income we derive from the acquired operations, which would reduce our net income.

OUR STOCK PRICE IS VOLATILE AND MAY DECLINE, IN PARTICULAR IF VITA DISPOSES OF ITS REMAINING 22% OF OUR COMMON STOCK.

     The trading price of our common stock has fluctuated, ranging between $15.60 and $27.10 per share over the past 52 weeks. The overall market and the price of our common stock may continue to be volatile. The trading price of our common stock may be significantly affected by various factors, including:

     - Variations in our quarter to quarter operating results;

     - Changes in investors' and analysts' perceptions of the business risks and conditions of our business;

     - After the expiration of the lock-up period (180 days after the offering), Vita is free to dispose of its remaining 22% of our common stock following this offering. Vita has publicly announced that it is exploring its options with regard to the divestment of its holdings of our common stock.

     - The relative size of our market capitalization;

     - The limited public float of our common stock; and

     - The low daily trading volume of our common stock relative to the number of outstanding shares.

OUR PRINCIPAL STOCKHOLDER COULD CONTINUE TO INFLUENCE OUR MANAGEMENT AND POLICIES EVEN AFTER THIS OFFERING, AND IT IS ALSO A POTENTIAL COMPETITOR.

     Vita International Limited, a subsidiary of British Vita PLC, of Manchester, England, is a selling stockholder in the offering and is also currently our largest stockholder. Even after the sales of common stock described in this prospectus, Vita will still hold approximately 22% of the outstanding shares of our common stock. Currently two of our directors, Roy Dobson and Calvin J. O'Connor, are employees of Vita and, unless one or both of them resigns in the meantime, this representation will continue at least until our next annual stockholders meeting in March 2003.

     - Vita's representation on the board and its large percentage of stock ownership means Vita could be in a position to effectively control our management and policies if it were supported by a relatively small percentage of the other stockholders or if a relatively small percentage of the other stockholders did not choose to exercise their voting rights.

     - In addition, under our certificate of incorporation, Vita's current representation on our board of directors together with its share ownership, even after this offering, are sufficient to give it the power to block significant business combinations with any other 10% shareholder, unless the board approves the business combination before the other shareholder acquires its 10% ownership. The ability to exercise this negative control is not limited by our shareholder rights plan.

     - Vita is a manufacturer and distributor of cellular polymers, engineered thermoplastics, fibers and fabrics, primarily in Europe. Although we do not currently compete with Vita in any material respect, there is a risk that our growth and business strategies will conflict with or be affected by those of Vita at some time in the future. In that event, Vita could act in its interests at the expense of Spartech's interests, especially if Vita no longer holds a significant ownership interest in Spartech. Vita has publicly announced that it is exploring its options with regard to the divestment of its holdings of our common stock.

OUR INABILITY TO OBTAIN OR MAINTAIN REQUIRED REGULATORY OR ENVIRONMENTAL PERMITS COULD HURT OUR OPERATING PROFITS.

     - We operate under numerous federal, state, local and non-U.S. laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of human health or the environment. In particular, our operations are subject to laws and regulations governing industrial waste water and storm water discharges, public notice or "community right-to-know" requirements concerning the hazardous materials located or used at our facilities, and the disposal of solid waste from our facilities, some of which is considered special waste within the meaning of these laws and regulations. Some of these laws require us to obtain permits in order to conduct our operations. If we were to violate these laws or regulations or discharge hazardous materials into the environment, we might have to pay substantial remediation costs or fines and our permits could be suspended or revoked in which case we might have to suspend operations at one or more of our manufacturing facilities. We may also not be able to acquire new permits which we would need in order to expand our operations.

     - The Food and Drug Administration regulates the material content of medical and direct-contact food and beverage containers and packages and periodically examines our operations. We must also adhere to FDA regulations governing "good manufacturing practices," including testing, quality control, and manufacturing and documentation requirements. If violations of these regulations are noted during inspections of our manufacturing facilities by public health regulatory officials, we may be required to cease manufacturing until the violation is corrected or to recall products that were manufactured under improper conditions.

THE U.S. GOVERNMENT HAS INDICTED OUR FORMER INDEPENDENT AUDITORS, ARTHUR ANDERSEN LLP.

     Our former independent auditors, Arthur Andersen, have informed us that on March 14, 2002, an indictment was unsealed charging Arthur Andersen with federal obstruction of justice arising from the government's investigation of Enron Corp. It is possible that events arising out of the indictment may adversely affect the ability of Arthur Andersen to satisfy any claims arising from its provision of auditing and other services to us, including claims that may arise out of Arthur Andersen's audit of our financial statements.

                           FORWARD LOOKING STATEMENTS

     This prospectus also contains forward-looking statements, primarily in the sections captioned "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Forward-looking statements represent our judgment relating to, among other things, future results of operations, growth plans, sales, capital requirements and general industry and business conditions applicable to us. They are based largely on our current expectations. Our actual results could differ materially from the information contained in the forward-looking statements due to a number of factors, including the risks described above, changes in the economy or the plastics industry in general, unanticipated events that may prevent us from competing successfully in existing or new markets, and our ability to manage our growth effectively.

                              RECENT DEVELOPMENTS

     In fiscal 2001, consistent with our Continuous Improvement Strategy, we optimized our operations with the closing of three plant facilities. These actions were initiated in the third quarter of fiscal 2001 and should be substantially completed by the third quarter of fiscal 2002. In connection with these efforts, we recorded $9.1 million in non-recurring pre-tax expenses in our fiscal 2001 financial statements, for the write down of long-lived assets and related severance and exit costs. For more information, see Note 2 to our Consolidated Financial Statements.

     On April 3, 2002, we purchased for approximately $2 million certain assets of, and entered into a supply agreement with, Industrias Acros Whirlpool, S.A. de C.V., a joint venture between Whirlpool Corp. and Vitro S.A. located in Monterrey, Mexico. The acquired business is a manufacturer of extruded sheet used in refrigerators marketed under the Acros, Supermatic, and other brand names. We are temporarily servicing this business through two of our existing plants, but expect to transition the business to our new facility in Mexico when it becomes operational. We expect this business to represent approximately $20 million in annual sales to Spartech.

     On April 22, 2002, we signed contracts to purchase land and construct a 110,000 square foot manufacturing facility in Ramos Arizpe, Mexico. This facility will house both extruded sheet and compounding operations, and will enhance our ability to serve our existing customers, as well as provide us with a base to support other new business opportunities such as the Acros Whirlpool business.

     Our Board of Directors, upon recommendation of its Audit Committee, decided to replace Arthur Andersen LLP as Spartech's independent public accountants effective April 30, 2002 and engaged Ernst & Young LLP to serve as our independent public accountants for the fiscal year 2002.

     We have entered into an agreement to acquire a manufacturer of specialty plastics for approximately $49 million. The business we seek to acquire had net sales of approximately $40 million for the last twelve months. The closing of the acquisition is anticipated in June 2002 and is subject to the satisfaction of customary terms and conditions.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of shares by the selling stockholders. The net proceeds from the sale of the 2,115,000 shares being offered by Spartech will be approximately $44.2 million, based on the public offering price of $22.00 per share and after deducting the underwriting discount and the expenses of the offering. In general, the expenses incurred in the offering will be paid pro rata by us and the selling stockholders based on the number of shares sold by each.

     We intend to use the net proceeds from the sale of the shares being offered by Spartech to acquire a complementary business for approximately $49 million, with the shortfall to be funded by additional borrowings under our primary bank credit facility, assuming no exercise of the underwriters' option to purchase additional shares. In the event the acquisition is not consummated, we intend to use the net proceeds to repay outstanding borrowings under the facility. This $250 million credit facility has been used primarily to fund our acquisitions. It matures on February 25, 2005, and as of February 2, 2002 it had an outstanding balance of $177.1 million with an average interest rate of 6.0%. For more information about the proposed acquisition, see "Recent Developments" above.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     Our common stock is traded on the New York Stock Exchange under the symbol "SEH." The following table shows the high and low sales prices per share of the common stock as reported by the New York Stock Exchange and the dividends declared per share for the periods indicated.

                                                                                    DIVIDENDS
                                                                 HIGH      LOW      DECLARED
                                                                 ----      ---      ---------
FISCAL YEAR ENDED OCTOBER 28, 2000
  First Quarter.............................................    $33.63    $25.25      $.085
  Second Quarter............................................     40.50     23.00       .085
  Third Quarter.............................................     36.38     24.81       .085
  Fourth Quarter............................................     28.25     10.38       .085
FISCAL YEAR ENDED NOVEMBER 3, 2001
  First Quarter.............................................     20.94     10.56       .095
  Second Quarter............................................     19.79     15.00       .095
  Third Quarter.............................................     24.30     18.70       .095
  Fourth Quarter............................................     24.00     18.05       .095
FISCAL YEAR ENDING NOVEMBER 2, 2002
  First Quarter.............................................     22.95     19.26       .095
  Second Quarter to May 23..................................     27.10     20.50       .095

     On May 23, 2002, the last reported sale price of the common stock on the New York Stock Exchange was $22.75 per share. We are currently paying quarterly cash dividends at an annualized rate of $.38 per share.

     Dividends are declared and paid on the common stock at the discretion of our board of directors and depend upon our profitability, financial condition, capital needs, future prospects and other factors deemed relevant by the board. Our current policy is to pay dividends on a quarterly basis.

                                 CAPITALIZATION

     The following table shows our capitalization as of February 2, 2002, both on an actual basis and as adjusted to reflect the receipt of the net proceeds of approximately $44.2 million from our sale of 2,115,000 shares of common stock in this offering at the public offering price of $22.00 per share, and assumes the application of the net proceeds to acquire a complementary business. See "Recent Developments."

                                                                  AS OF FEBRUARY 2, 2002
                                                                ---------------------------
                                                                            AS ADJUSTED FOR
                                                                 ACTUAL      THIS OFFERING
                                                                 ------     ---------------
                                                                 (IN THOUSANDS, UNAUDITED)
DEBT:
  7.0% Senior Unsecured Notes...............................    $ 53,571       $ 53,571
  7.62% Guaranteed Unsecured Notes..........................      21,429         21,429
  7.21% Senior Unsecured Notes..............................      28,571         28,571
  Bank credit facilities....................................     177,100        181,903(a)
  Other.....................................................       9,562          9,562
                                                                --------       --------
     Total debt.............................................    $290,233       $295,036(a)
                                                                --------       --------
COMPANY-OBLIGATED, MANDATORILY REDEEMABLE CONVERTIBLE
  PREFERRED SECURITIES OF SPARTECH CAPITAL TRUSTS HOLDING
  SOLELY CONVERTIBLE SUBORDINATED DEBENTURES................    $150,000       $150,000
                                                                --------       --------
STOCKHOLDERS' EQUITY(b):
  Common stock; $.75 par value, 45,000,000 shares
     authorized; 28,067,023 shares issued before the
     offering, 30,182,023 shares issued after the
     offering(b)(c).........................................    $ 21,050       $ 22,636
  Contributed capital.......................................      93,824        136,435
  Retained earnings.........................................     148,230        148,230
  Treasury stock, at cost, 1,279,742 shares.................     (29,084)       (29,084)
  Accumulated other comprehensive loss......................     (12,745)       (12,745)
                                                                --------       --------
     Total stockholders' equity.............................    $221,275       $265,472
                                                                --------       --------
Total Capitalization........................................    $661,508       $710,508(a)
                                                                ========       ========

---------------
(a) In the event the acquisition is not consummated, we intend to use the net proceeds from our sale of common stock to repay outstanding borrowings under our primary bank credit facility. In such event, as of February 2, 2002, as adjusted for this offering, our outstanding debt under our bank credit facility would be $132,903, our total debt would be $246,036, and our total capitalization would be $661,508.

(b) Does not include up to 309,375 shares of common stock issuable upon exercise of the underwriters' option to purchase additional shares.

(c) Does not include up to 2,805,572 shares of common stock issuable upon exercise of outstanding stock options or up to 4,577,837 shares of common stock issuable upon conversion of convertible subordinated debentures.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

     The following table sets forth, for the periods and dates indicated, selected financial data derived from the Consolidated Financial Statements of Spartech for the five-year period ended November 3, 2001 and for the three months ended February 3, 2001 and February 2, 2002. The selected historical financial data for the three months ended February 3, 2001 and February 2, 2002 are unaudited and in the opinion of management include all adjustments, which are of a normal recurring nature, necessary for a fair presentation. The information for interim periods may not be indicative of a full year's results. The Consolidated Financial Statements of Spartech for the five-year period ended November 3, 2001 were audited by Arthur Andersen LLP. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the related Notes included elsewhere in this prospectus.

                                                                                           THREE MONTHS
                                                   FISCAL YEAR                                 ENDED
                              ------------------------------------------------------   ---------------------
                                                                                        FEB. 3,     FEB. 2,
                                1997       1998       1999       2000     2001(a)(b)   2001(a)(b)     2002
                                ----       ----       ----       ----     ----------   ----------   -------
                                                                                            (UNAUDITED)
SUMMARY OF OPERATIONS:
Net Sales(c)................  $514,891   $670,477   $790,427   $987,532    $937,059     $240,635    $190,668
Cost of Sales...............   432,676    559,262    653,465    815,863     785,010      200,981     163,507
Write-down of Long-Lived
  Assets....................        --         --         --         --       5,550           --          --
Selling, General and
  Administrative............    31,019     38,257     45,067     55,317      55,996       14,103      12,574
Amortization of
  Intangibles...............     1,495      3,230      4,188      6,591       8,129        2,050          --(d)
                              --------   --------   --------   --------    --------     --------    --------
Operating Earnings..........    49,701     69,728     87,707    109,761      82,374       23,501      14,587
Interest and Preferred
  Distributions.............     8,393     13,602     16,198     29,131      34,821        9,703       6,931
Earnings Before Income
  Taxes.....................    41,308     56,126     71,509     80,630      47,553       13,798       7,656
Income Taxes................    15,815     22,406     28,438     30,723      17,650        5,243       2,794
                              --------   --------   --------   --------    --------     --------    --------
Net Earnings................  $ 25,493   $ 33,720   $ 43,071   $ 49,907    $ 29,903     $  8,555    $  4,862
                              ========   ========   ========   ========    ========     ========    ========
Net Earnings
  Per Common Share:
  Basic.....................  $    .96   $   1.26   $   1.59   $   1.83    $   1.12     $    .32    $    .18
                              ========   ========   ========   ========    ========     ========    ========
  Diluted...................  $    .92   $   1.18   $   1.48   $   1.72    $   1.11     $    .32(d) $    .18(d)
                              ========   ========   ========   ========    ========     ========    ========
Weighted Average Number of
  Common Shares:
  Basic.....................    26,418     26,807     27,038     27,322      26,697       26,673      26,751
                              ========   ========   ========   ========    ========     ========    ========
  Diluted...................    27,838     28,609     29,982     31,874      28,696       28,638      27,219
                              ========   ========   ========   ========    ========     ========    ========
Dividends Per Share.........  $    .20   $    .24   $    .28   $    .34    $    .38     $   .095    $   .095
                              ========   ========   ========   ========    ========     ========    ========

                                    NOV. 1,     OCT. 31,    OCT. 30,    OCT. 28,    NOV. 3,       FEB. 2,
                                      1997        1998        1999        2000        2001         2002
                                    -------     --------    --------    --------    -------       -------
                                                                                                (UNAUDITED)
BALANCE SHEET DATA:
Working Capital.................    $ 63,429    $ 72,204    $ 77,698    $111,041    $111,146     $116,184
Goodwill(d).....................      83,565     148,668     168,497     305,153     292,576      292,576
Total Assets....................     358,803     533,309     625,401     888,969     815,103      813,677
Total Debt......................     142,614     254,220     230,309     352,845     288,714      290,233
Company-Obligated, Mandatorily
  Redeemable Convertible
  Preferred Securities of
  Spartech Capital Trusts.......          --          --      50,000     150,000     150,000      150,000
Total Stockholders' Equity......     128,389     153,596     190,042     211,022     216,546      221,275

---------------
(a) Our fiscal year ends on the Saturday closest to October 31. Fiscal year 2001 included 53 weeks compared to 52 weeks for all other fiscal years presented, and the first quarter of fiscal 2001 included 14 weeks compared to 13 weeks in the first quarter of 2002.

(b) The fiscal 2001 results include the operations of the custom molded products businesses only through July 19, 2001, the date they were divested. These businesses produced the following results in the periods indicated: net sales of $36.5 million and operating earnings of $2.2 million in fiscal 2000; net sales of $24.2 million and operating earnings of $1.5 million for the partial period in fiscal 2001; and net sales of $8.5 million and operating earnings of $.3 million in the prior year quarter ended February 3, 2001.

(c) Freight costs have been reclassified to comply with EITF 00-10 "Accounting for Shipping and Handling Fees and Costs."

(d) We adopted Financial Accounting Standards Board Statement No. 142 "Goodwill and Other Intangible Assets" effective at the beginning of fiscal 2002. Statement No. 142 requires that goodwill no longer be amortized against earnings, but instead tested for impairment at least annually. Upon adoption, we did not have an impairment charge and eliminated the amortization of goodwill, which totaled $2.1 million in the quarter ended February 3, 2001. Adjusted for the elimination of goodwill, diluted earnings per share for the quarter ended February 3, 2001 would have been $.37.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read this discussion together with the financial statements and other financial information in this prospectus.

BUSINESS OVERVIEW

     We are a leading processor of thermoplastic resins. We convert resins from suppliers into custom plastic sheet and rollstock, acrylic products, color concentrates and blended resin compounds, and injection molded and profile extruded products. We operate 44 production facilities (43 throughout North America and one in Europe), and are organized into three business segments for reporting purposes, based on the products manufactured:

     - Custom Sheet & Rollstock (24 facilities, 67% of 2001 net sales);

     - Color & Specialty Compounds (11 facilities, 24% of 2001 net sales); and

     - Molded & Profile Products (9 facilities, 9% of 2001 net sales).

     The results discussed below include our 1999 acquisitions of Lustro Plastics Company (January 1999), Alltrista Plastic Packaging (May 1999), Accura Molding Company (October 1999), OS Plastics (October 1999), and GeoPlast (October 1999); and our 2000 acquisitions of High Performance Plastics, Inc.
(HPP), a wholly-owned subsidiary of Uniroyal Technology Corporation (February
2000), and Alshin Tire Corporation (October 2000), from the date of acquisition. The results also reflect the divestiture of our three Canadian molded products businesses in July 2001.

     Freight costs for all periods presented have been reclassified to comply with EITF 00-10 "Accounting for Shipping and Handling Fees and Cost." The reclassification resulted in an increase to net sales and corresponding increase to cost of goods sold of approximately 2.5% of the originally reported amounts. Operating profit did not change as a result of the reclassifications, but operating margin as a percent of the increased sales reflects a 0.3% decrease.

RESULTS OF OPERATIONS

COMPARISON OF THE THREE MONTHS ENDED FEBRUARY 2, 2002 AND FEBRUARY 3, 2001

     Our fiscal year ends on the Saturday closest to October 31. Fiscal 2002 will include 52 weeks compared to 53 weeks for fiscal 2001. As a result, the first quarter ended February 2, 2002 consisted of 13 weeks, a 7% shorter operating period than the 14-week first quarter ended February 3, 2001. The operating results presented below include discussions on a percentage of sales basis for more meaningful comparisons.

     Net sales for the first quarter of 2002 decreased by 21% to $190.7 million, as compared to $240.6 million, an approximate 11% decrease after considering the July 2001 divestiture of Spartech's custom molded products business, along with the effect of the additional week reported in the first quarter of 2001. We saw improvement in the trend of consolidated weekly sales for the months of January, February, and March compared to the first two months of fiscal 2002. We believe this trend is related to an overall improvement in the economy and our customer base, which leads us to believe our second quarter operating results will improve over the first quarter of 2002.

     Net sales of the Custom Sheet & Rollstock segment decreased to $128.0 million from $155.9 million in the prior year period as economic conditions produced low demand in the aerospace, mass transit and transportation markets. Net sales of the Color & Specialty Compounds segment decreased to $48.9 million from $58.2 million in the first quarter of 2001 with comparable 13 week sales slightly more than 90% of last year's volume. The Molded &

Profile Products segment net sales decreased to $13.7 million from $26.5 million in the first quarter of 2001 following the July 2001 sale of the segment's custom molded products businesses.

     Cost of sales was $163.5 million for the first quarter of 2002, compared with $201.0 million for the first quarter of 2001, but increased as a percentage of net sales to 85.8% for 2002 from 83.5% for 2001. Decreasing demand resulted in lower capacity utilization and fewer sales in which to leverage fixed plant and production costs. The competitive price environment in which we operate typically prevents us from passing on to our customers cost increases unrelated to market changes in commodity resin prices.

     Selling and administrative expenses of $12.6 million for the first quarter of 2002 decreased from $14.1 million for the first quarter of 2001, but increased to 6.6% of net sales from 5.9% in the first quarter of 2001. The costs in this category are primarily fixed, resulting in a similar cost level being incurred despite the lower level of sales during the first quarter of 2002.

     Operating earnings for the quarter ended February 2, 2002 were $14.6 million, or 7.7% of net sales, compared to $23.5 million or 9.8% of net sales for the corresponding period of 2001. The Custom Sheet & Rollstock segment had low demand in the aerospace, mass transit and transportation markets, partially offset by focused cost reduction efforts, supply-chain management initiatives and the elimination of $1.6 million in goodwill amortization charges, which resulted in an operating margin of 8.7% compared to 10.7% in 2001. The Color & Specialty Compounds segment benefited from some of the plant consolidations implemented in 2000 and 2001, as the segment's operating margin saw only a modest decline of .3% in the first three months of fiscal 2002 to 10.3%. The Molded & Profile Products segment experienced the largest percentage drop in operating earnings, following the July 2001 sale of the segment's custom molded products businesses, with an operating margin of 5.9% compared to 8.9% in 2001.

     Interest expense and distributions on preferred securities of $6.9 million for the first quarter of 2002 decreased from $9.7 million for the first quarter of 2001, as a result of $63.5 million of debt repayments in fiscal 2001 generated from operating cash flow and the July 2001 sale of the custom molded products businesses, the effect of the extra week in the first quarter of 2001, and a reduction of interest rates.

     Our effective tax rate was 36.5% for the first quarter of 2002 compared to 38.0% for the first quarter of 2001, reflecting an improvement in our combined state tax rate and ongoing benefits from research and development credits.

     Net earnings were $4.9 million, or $.18 per diluted share, for the first quarter of 2002 compared to $8.6 million, or $.32 per diluted share, for the first quarter of 2001, as a result of the operating factors noted above. We adopted Financial Accounting Standards Board Statement No. 142, "Goodwill and Other Intangible Assets," effective at the beginning of fiscal year 2002. Statement No. 142 requires that goodwill no longer be amortized against earnings, but instead tested for impairment at least annually. Upon adoption, we did not have an impairment charge and eliminated the amortization of goodwill, which totaled $2.1 million for the quarter ended February 3, 2001. Adjusted for the elimination of goodwill, diluted earnings per share for the quarter ended February 3, 2001 would have been $.37.

COMPARISON OF FISCAL YEARS 2001 AND 2000

     Fiscal year 2001 included 53 weeks, a 2% longer operating period than the 52 weeks in each of 2000 and 1999. The operating results presented below include data on a percentage of sales basis for more comparable discussions.

     Consolidated net sales decreased 5%, from $987.5 million in 2000 to $937.1 million in 2001. The primary reasons for the decrease were the resin price reduction pass-throughs impacting our sales prices and decreases for the slowdown in the volume sold to the automotive and manufactured housing markets, partially offset with changes in product mix to higher value products. Net sales of the Custom Sheet & Rollstock segment decreased 3%, from $639.6 million to $621.9 million. This was due primarily to a 5% increase from the 2000 acquisition of the HPP operations being more than offset by the 4% decrease in resin prices throughout the year and a decrease in incremental margin business. This segment's volume was down as sales to the growing packaging market and benefits from the mix of more Alloy Plastics sales were offset by decreases in sales to the automotive, manufactured housing, and recreational vehicles markets. Net sales of the Color & Specialty Compounds segment decreased 9%, from $249.0 million to $227.8 million. This decrease was a result of lower average selling prices related to resin price reductions and transportation-related customers continuing their inventory reduction programs, reducing the overall volume shipped. Sales for the Molded & Profile Products segment decreased 12%, from $99.0 million to $87.4 million, primarily as a result of the net divestiture of the three Canadian molded product facilities and lower volumes in the profile extrusion markets, despite strong performances by the custom engineered wheels business. Inventory reductions by several customer end markets and the weakness in the overall economy is expected to continue into 2002. We are focusing on the growth of our Product Transformations and Alloy Plastics, which totaled 12% of our sales compared to 9% in the prior year, and our new market expansions (custom engineered wheels business, bath & shower surround business acquisition, and planned Mexico facility) to provide some benefits in 2002.

     Cost of sales decreased from $815.9 million in 2000 to $785.0 million in 2001, but increased as a percentage of net sales from 82.6% to 83.8%. Our less favorable cost of sales percentage represents the impact on productivity of the lower demand in the transportation and manufactured housing markets and the impact of $3.5 million of non-recurring expenses primarily related to severance, phase out, and other exit costs incurred upon closing three facilities discussed below.

     Selling, general, and administrative expenses increased from $55.3 million in 2000 to $56.0 million in 2001 and increased as a percentage of net sales from 5.6% to 6.0%. The increase reflects inefficiencies during the year related to the shutdown of certain operating facilities and an increase in bad debt expense.

     We implemented a series of cost reduction actions to further streamline our core operations, increase production efficiencies, and strengthen our position for future growth. These streamlining efforts included the closing of three additional plant facilities (Charleston, South Carolina; Greensboro, Georgia; and Oxnard, California). Most of these actions, which were initiated in the third quarter, were completed within calendar year 2001, and in no event will the closing of the facility or transfer of business to other Spartech facilities take more than 9-12 months to be fully effected. In connection with these efforts, we recorded $9.1 million in non-recurring pre-tax expenses. The non-recurring expenses consisted of $5.6 million related to write downs for the impairment of long-lived assets and $3.5 million related to severance, phase out, and other exit costs recorded in cost of sales. The impairment charges adjusted the carrying values of these assets to an estimate of fair value less the cost to sell. We determined fair value by using current selling prices for similar assets.

     Operating earnings after the non-recurring charges were $82.4 million in 2001, or 8.8% of net sales ($91.5 million, or 9.8% of net sales before the non-recurring charges), compared to $109.8 million in 2000, or 11.1% of net sales. Operating earnings for the Custom Sheet & Rollstock segment were 10.7% of net sales in 2001 compared to 11.7% in 2000. Operating earnings for the Color & Specialty Compounds segment were 10.9% in 2001 of net sales compared to 12.4% in 2000. Operating earnings for the Molded & Profile Products segment were 9.8% in 2001 of net sales compared to 12.4% in 2000. The decrease in operating earnings on a consolidated basis and for each of the segments was primarily due to competitive pricing issues resulting from the general slowdown in the economy, including weak demand in the transportation, aerospace, and electronics markets, and the impact of less efficient utilization of capacities.

     Interest expense and distributions on preferred securities increased from $29.1 million in 2000 to $34.8 million in 2001 as a result of borrowings related to the acquisitions completed in 2000, offset by $63.5 million repayment of debt, lower interest rates on floating-rate debt, and more favorable vendor discount terms.

     Our effective tax rate decreased from 38.1% to 37.1% as a result of improvements in our combined state tax rate and ongoing benefits from research and development credits. We expect this lower rate to be in effect for fiscal 2002 as well, with continuing benefits anticipated from these tax reduction initiatives.

     Our net earnings of $29.9 million in 2001 decreased 40% from $49.9 million in 2000 as a result of the non-recurring expenses and the other operating factors noted above.

COMPARISON OF FISCAL YEARS 2000 AND 1999

     Consolidated net sales increased 25%, from $790.4 million to $987.5 million, including 8% from internal growth. Net sales of the Custom Sheet & Rollstock segment increased 26%, from $507.0 million to $639.6 million. This was due primarily to a 7% increase in internal growth and a 19% increase in sales related to the Lustro, Alltrista, OS Plastics, and HPP acquisitions. Sales to the growing packaging market, net of decreases in sales for manufactured housing, recreational vehicle, and agriculture applications, was the primary factor in the increase in total pounds sold for the sheet group. Net sales of the Color & Specialty Compounds group increased 10%, from $226.0 million to $249.0 million. This was the result of volume increases of 5% and price/mix changes adding another 5% to sales. Sales for the Molded & Profile Products group increased 73%, from $57.4 million to $99.0 million, primarily as a result of the acquisitions of Accura Molding, GeoPlast, and HPP.

     Cost of sales increased from $653.5 million to $815.9 million, but decreased slightly as a percentage of net sales from 82.7% to 82.6%. The cost of sales percentage in 2000 reflected the net effect of improvements in production efficiencies mostly offset by the impact of increasing resin prices, higher raw material costs, research and development costs on pending projects, and costs to convert three production plants to warehouse facilities during the year.

     Selling, general, and administrative expenses increased from $45.1 million to $55.3 million, but dropped to 5.6% as a percentage of net sales.

     Operating earnings increased 25%, from $87.7 million in 1999 to $109.8 million in 2000. Consolidated operating earnings as a percentage of net sales remained at 11.1% despite significant increases in resin prices during fiscal 2000, as our Pyramid of Productivity teams worked to improve our key measures of pounds produced per machine hour, reject rates, and machine downtime. Operating earnings for the Custom Sheet & Rollstock segment were 11.7% of net sales in 2000 compared to 11.4% in 1999. Operating earnings for the Color & Specialty Compounds segment were 12.4% of net sales in 2000 compared to 12.7% in 1999. Operating earnings for the Molded & Profile Products segment were 12.4% of net sales in 2000, down from 13.6% in 1999, related to changes in the mix of business.

     Interest expense increased from $16.2 million to $29.1 million, as a result of $290.4 million in borrowings related to our 1999 and 2000 acquisitions. Our effective tax rate decreased from 39.8% to 38.1% as a result of the implementation of the initial phase of our state tax restructuring effort.

     Our net earnings of $49.9 million in 2000 increased 16% from $43.1 million in 1999 as a result of the operating factors noted above.

OTHER MATTERS

     We operate under various laws and regulations governing employee safety and the quantities of specified substances that may be emitted into the air, discharged into waterways, or otherwise disposed of on and off our properties. We do not anticipate that future expenditures for compliance with these laws and regulations will have a material effect on our capital expenditures, earnings, or competitive position.

     The plastic resins we use in our production process are crude oil or natural gas derivatives which are available from a number of domestic and foreign suppliers. We are not aware of any trends in the petroleum industry that will significantly affect our sources of raw materials in the future. Our raw materials are affected to some extent by supply, demand and price trends of the petroleum industry; however, trends in pricing, periods of anticipated or actual shortages and changes in supplier capacities can have a significant impact on the cost of our raw materials in a short period of time. We generally manage the impact of both increases and decreases in raw material costs through the matching of our inventory levels, current orders, the pass-through of price changes to customers and the negotiation of competitive pricing with our suppliers.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW

     Our primary sources of liquidity have been cash flows from operating activities and borrowings from third parties. Our principal uses of cash have been to support our operating activities, invest in capital improvements, and finance strategic acquisitions. We continue to generate strong cash flows from operations, due in part to our net earnings and improvements in our management of working capital. Our cash flows for the periods indicated are summarized as follows:

                                                                                   THREE MONTHS
                                                                                       ENDED
                                                            FISCAL YEAR          -----------------
                                                     -------------------------   FEB. 3,   FEB. 2,
                                                      1999     2000      2001     2001      2002
                                                      ----     ----      ----    -------   -------
                                                                                    (UNAUDITED)
                                                                     (IN MILLIONS)
Net cash provided by operating activities..........  $ 76.5   $  60.4   $ 70.5    $14.0     $8.2
Net cash (used for) provided by investing
  activities.......................................   (89.2)   (253.3)     7.4     (5.2)    (8.0)
Net cash provided by (used for) financing
  activities.......................................    14.3     194.5    (79.8)    (7.5)     (.1)
Increase (decrease) in cash and equivalents........     1.6       1.6     (1.9)     1.2       .1

COMPARISON OF THE THREE MONTHS ENDED FEBRUARY 2, 2002 AND FEBRUARY 3, 2001

     Operating cash flows provided by net earnings decreased 43%, to $4.9 million for the first quarter of 2002 from $8.6 million for the first quarter of 2001. Operating cash flows provided by changes in accounts receivable totaled $5.7 million due to seasonally lower sales in the first quarter. Operating cash flows used for changes in inventory totaled $1.8 million. This reflects the production of inventory in anticipation of higher levels of sales in the second quarter of fiscal 2002. Our second quarter has historically had higher sales levels than our first quarter. Operating cash flows used for changes in accounts payable totaled $5.4 million due to conversion of some significant resin purchases to more favorable payment discount terms.

     Our primary investing activities are capital expenditures and acquisitions of businesses in the plastics industry. Capital expenditures are primarily incurred to maintain and improve productivity, as well as to modernize and expand facilities. Capital expenditures for the first quarter 2002 were $3.8 million as compared to $5.4 million for the first quarter of 2001, and we anticipate total capital expenditures of approximately $20 million for fiscal 2002. Our purchase of certain business from ProForm, a bath and shower surround manufacturer, and our investment in

X-Core, LLC, a custom engineered wheels business, totaled $4.2 million for the first quarter of fiscal 2002.

     The cash flows used for financing activities was $.1 million for the first quarter of 2002. The primary activity was the net bank repayments of $2.6 million, borrowings for acquisitions of $4.2 million, cash dividend payments of $2.6 million, and stock option proceeds of $.9 million.

COMPARISON OF FISCAL YEARS 2001, 2000 AND 1999

     Operating cash flows used by changes in working capital were $7.5 million in 2001, resulting from reductions in inventories and the management of payables during the year, while changes in working capital used $24.4 million of cash flow in 2000. A decrease in demand for our products would reduce the availability of cash flows.

     Our primary investing activities are capital expenditures and acquisitions of businesses in the processing segment of the plastics industry. Capital expenditures are primarily incurred to maintain and improve productivity, as well as to modernize and expand facilities. Capital expenditures were $24.7 million for 1999, $29.2 million for 2000, and $16.2 million for 2001. The lower capital expenditures in 2001 reflected the impact of the plant closings that allowed for more effective usage of existing equipment and lower maintenance expenditures. We also anticipate being able to reallocate some of our capital expenditure savings as a result of these closings into expansion efforts, such as our Custom Engineered Wheels operations and our planned Mexico facility.

     We indicated in our 1999 annual report that we would focus primarily on strengthening our balance sheet (working capital improvements and debt reduction), while continuing to evaluate value-added acquisition opportunities that meet our stringent acquisition criteria. In 2001, we accomplished both of these objectives by divesting our three non-core molded products facilities in Canada for $22.3 million of proceeds to pay down our debt and identifying several investment opportunities/expansions that were initiated at or just after our fiscal year end (e.g., our Custom Engineered Wheels plant expansion and joint venture, our purchase of certain business from ProForm, a bath & shower surround manufacturer, for $2.5 million, and the planned ground-breaking on a Mexico facility in 2002). In fiscal 2000, we completed two acquisitions, HPP for $215.4 million and Alshin Tire for $10.2 million. Our 1999 business acquisitions combined for a total cash paid of $64.8 million.

     For 2001, our cash flows used by financing activities were $79.8 million. The primary activities were bank debt repayments of $22.3 million from divestitures as well as an additional $41.2 million from operations, purchases of treasury stock of $8.7 million, and proceeds from stock options exercised of $2.6 million. The debt repayments from operations were $36.3 million higher than 2000 due primarily to the increase in cash flow from operations of $10.0 million, lower capital expenditures of $13.0 million, and lower stock repurchases net of option proceeds of $10.7 million. We paid common stock dividends of $10.1 million, or $.38 per share, in 2001. For 2000, our cash flows provided by financing activities were $194.5 million. The primary activities were bank borrowings of $225.6 million for acquisitions, repayment of debt of $4.9 million, purchases of treasury stock of $22.7 million, and proceeds from stock options exercised of $5.9 million. For 1999, our cash flows provided by financing activities were $14.3 million. The primary activities were bank borrowings of $64.8 million for acquisitions, repayment of debt of $42.6 million, purchases of treasury stock of $16.6 million, common stock dividends of $7.6 million, and proceeds from stock options exercised of $8.6 million.

FINANCING ARRANGEMENTS

     On February 25, 2000, in connection with the HPP acquisition, we entered into a new $250 million bank credit facility representing a revolving credit line with a five-year term. Interest on our bank credit facility is payable at a rate chosen by us of either prime or LIBOR plus a

0.625% to 1.250% borrowing margin. In addition, our Canadian entity maintains a separate $20 million revolving facility in Canada. In November 2000, we entered into an interest rate swap for a principal amount of $125 million, to swap a portion of our floating rate LIBOR based loans into a fixed rate. Under the swap arrangement, our LIBOR rate is fixed at 6.06%, plus the borrowing margin, until November 2004. This swap arrangement is accounted for in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

     On February 18, 2000, we issued $100 million of 7.0% convertible subordinated debentures to Spartech Capital Trust II, a Delaware trust we control. We used the proceeds to repay borrowings under our bank credit facility. The debentures are convertible into shares of our common stock at a conversion price equivalent to $34.00 per share of common stock, for a total of 2,941,176 shares. The debentures are redeemable after March 1, 2003 at our option, and are payable on March 31, 2015 if they have not been previously redeemed or converted.

     On June 8, 1999, we announced the completion of a secondary public offering of 2,328,968 shares of our common stock. These shares represented all the common stock of the Company owned by two selling stockholders. In addition to the shares offered by the selling stockholders, we sold the underwriters an additional 345,000 shares to cover over-allotments. The stock was sold to the public at $24.00 per share. We used the net proceeds received from the sale of the over-allotment shares, $7.6 million, to repay bank credit facility borrowings in support of future strategic expansions.

     On March 5, 1999, we issued $50 million of 6.5% convertible subordinated debentures to Spartech Capital Trust, a Delaware trust we control. We used the proceeds to repay borrowings under our bank credit facility. The debentures are convertible into shares of our common stock at a conversion price equivalent to $30.55 per share of common stock, for a total of 1,636,661 shares. The debentures are redeemable at our option and are payable on March 1, 2014 if they have not been previously converted or redeemed.

     We have also issued unsecured notes from time to time in private placements. These notes have fixed interest rates of 7.0% to 7.62% and mature through 2006. At February 2, 2002, the remaining aggregate principal amount of these notes was $103.6 million.

     The following table summarizes our obligations under financing arrangements and lease commitments as of February 2, 2002:

                                                                          MORE THAN
                                                                         3 YEARS BUT
                                  TOTAL AMOUNT   LESS THAN                LESS THAN    5 YEARS
       TYPE OF COMMITMENT          COMMITTED      1 YEAR     1-3 YEARS     5 YEARS     OR MORE
       ------------------         ------------   ---------   ---------   -----------   -------
                                                         (IN THOUSANDS)
Bank Credit Facilities..........    $177,100      $    --     $    --     $177,100     $     --
Unsecured Notes.................     103,572       17,857      50,716       28,570        6,429
Other Debt Obligations..........       9,562          327         295          283        8,657
Convertible Debentures..........     150,000           --          --           --      150,000
Operating Lease Commitments.....      28,025        5,909       9,983        5,989        6,144
Standby Letters of Credit.......      11,936           --          --           --           --
                                    --------      -------     -------     --------     --------
Total Contractual Cash
  Obligations...................    $480,195      $24,093     $60,994     $211,942     $171,230
                                    ========      =======     =======     ========     ========

     At February 2, 2002, our total outstanding borrowings under the bank credit facilities were $177.1 million at a weighted average rate of 6.0%, and we had $81.0 million in remaining availability under the $270 million facilities. We anticipate that cash flows from operations, together with the financing and borrowings under our bank credit facility, will satisfy our working capital needs, regular quarterly dividends, and planned capital expenditures for the next year.

     If our cash from operations was substantially reduced and our access to the debt and equity markets became more limited, we might not be able to repay the obligations as they became due. Our current credit facilities also contain certain affirmative and negative covenants, including restrictions on the incurrence of additional indebtedness, limitations on both the sale of assets and merger transactions, and requirements to maintain certain financial ratios and net worth levels. The most restrictive covenant regarding borrowings is the ratio of total debt to operating earnings plus depreciation and amortization contained in our primary credit facility. This debt ratio covenant would have allowed additional borrowings of $28.0 million as of February 2, 2002. In addition, our combined payment of dividends on our common stock and the repurchase of common shares for treasury is limited to 60% of our cumulative consolidated net income since November 1, 1997. At February 2, 2002, we had approximately $5.1 million of unrestricted retained earnings available for such payments. Future dividends are expected to be paid from future earnings. While we were in compliance with such covenants in 2001 and currently expect to be in compliance during 2002, our failure to comply with the covenants or other requirements of our financing arrangements could result in an event of default and, among other things, acceleration of the payment of our indebtedness which could adversely impact our business, financial condition and results of operations.

SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

     We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. As such, we are required to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting policies, estimates and judgments which we believe are the most critical to fully understanding and evaluating our reported financial results include the following:

     - REVENUE RECOGNITION -- We recognize revenue as the product is shipped and title passes to the customer. We manufacture our products either to standard specifications or to custom specifications agreed on with the customer in advance, and we inspect our products prior to shipment to ensure that these specifications are met. We continuously monitor and track product returns, which have historically been within our expectations and the provisions established. Despite our efforts to improve our quality and service to customers, we cannot guarantee that we will continue to experience the same or better return rates that we have in the past. Any significant increase in returns could have a material negative impact on our operating results.

     - ACCOUNTS RECEIVABLE -- We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's credit worthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past.

     - INVENTORIES -- We value inventories at the lower of actual cost (first-in, first-out) to purchase or manufacture the inventory or the current estimated market value of the inventory. We also buy scrap and recyclable material (including regrind material) to be used in future production runs. We record these inventories initially at purchase price and, based on the inventory aging and other considerations for realizable value, we write down the carrying value to brokerage value, where appropriate. We regularly review inventory on hand and record provisions for obsolete inventory. A significant increase in the demand for our raw materials could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. In addition, most of our business is custom products, where the loss of a specific customer could increase the amount of excess or obsolete inventory on hand. Although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand could have a significant impact on the value of our inventory and the operating results.

     - ACQUISITION ACCOUNTING -- We have made several acquisitions in recent years. All of these acquisitions have been accounted for in accordance with the purchase method, and accordingly, the results of operation were included in our Consolidated Statement of Operations from the respective date of acquisition. The purchase price has been allocated to the identifiable assets and liabilities, and any excess of the cost over the fair value of the net identifiable assets acquired is recorded as goodwill. The initial allocation of purchase price is based on preliminary information, which is subject to adjustments upon obtaining complete valuation information. While the delayed finalization of purchase price has historically not had a material impact on the consolidated results of operations, we cannot guarantee the same results in future acquisitions.

     - VALUATION OF LONG-LIVED ASSETS -- We review the carrying value of our long-lived assets whenever events and changes in business indicate the carrying value of the assets may not be recoverable. We recognize impairment losses if expected future cash flows of the related assets (based on our current projections of anticipated future cash flows) are less than carrying value or where assets that are held for sale are deemed to be valued in excess of the expected amount to be realized upon sale. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.

     See Note 1 to our Consolidated Financial Statements for additional information regarding our significant accounting policies.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142, among other things, eliminates the amortization of goodwill and certain identified intangible assets. Effective November 4, 2001, we adopted SFAS No. 142 and we no longer amortize goodwill against earnings. Intangible assets, including goodwill, that are not subject to amortization will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired, using a two step impairment assessment. In accordance with the transition provisions of SFAS No. 142, we have conducted the required testing and concluded that our goodwill was not impaired.

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to all entities and legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or the normal operation of a long-lived asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and are subsequently allocated to expense over the asset's useful life. This statement is effective for the financial statements issued for fiscal years beginning after June 15, 2002 (our fiscal year 2003). We will adopt SFAS No. 143 at the beginning of our 2003 fiscal year and we do not believe it will have a material effect on our financial position or results of operations.

     In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of;" however, this statement retains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and for measurement of long-lived assets to be disposed of by sale. This statement also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for segments of a business to be disposed of. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 (our fiscal year 2003). We do not believe that the adoption of SFAS No. 144 will have a material effect on our financial position or results of operations.

                                    BUSINESS

     We are a leading processor of thermoplastic resins. We convert resins from suppliers into custom plastic sheet and rollstock, acrylic products, color concentrates and blended resin compounds, and injection molded and profile extruded products. We sell our products to over 6,500 original equipment manufacturers and other customers in a wide range of end markets. We operate 44 production facilities (43 throughout North America and one in Europe), and are organized into three business segments for reporting purposes, based on the products manufactured:

     - CUSTOM SHEET & ROLLSTOCK sells its products to various manufacturers who use plastic components in their industrial products. Our custom sheet and rollstock is utilized in various end markets including food/medical packaging, signs, spas, bathtubs & shower surrounds, burial vault liners, automotive & recreational vehicle components, airplanes, boats, security windows and refrigerators. We are North America's largest extruder of custom plastic sheet and rollstock, operating 24 facilities in the United States and Canada under the names Spartech Plastics and Spartech Polycast.

     - COLOR & SPECIALTY COMPOUNDS sells custom designed plastic compounds, color concentrates and film for utilization by a large group of manufacturing customers servicing the food & medical packaging, automotive equipment, consumer electronics & appliances, lawn & garden equipment, wall coverings and other end markets. We produce and distribute these products from 11 facilities under the names Spartech Polycom, Spartech Color and Spartech Vy-Cal in the United States, Canada and France.

     - MOLDED & PROFILE PRODUCTS manufactures a number of proprietary items including thermoplastic tires and wheels for the medical, lawn & garden, refuse container and toy markets and window frames and fencing for the building & construction market, as well as other custom profile extruded products for a variety of industries. We manufacture these molded and profile products from nine facilities in the United States and Canada under the names Spartech Industries, Spartech Profiles, Spartech Townsend and Spartech Marine.

     Spartech was incorporated in the State of Delaware in 1968, succeeding a business which had commenced operations in 1960. Our principal executive offices are located at 120 South Central Avenue, Suite 1700, Clayton, Missouri 63105-1705. Our telephone number is (314) 721-4242. Our web site address is www.spartech.com. Information contained on our web site is not a part of this prospectus.

INDUSTRY OVERVIEW

     The North American plastics processing segment of the plastics industry grew at a 4.4% compound annual growth rate from 1996 to 2000, according to the American Plastics Council's 2001 Edition of The Resin Review. This industry growth is due partly to the continuing substitution of plastics for traditional materials such as wood, metal, paper and fiberglass. The processor segment of the plastics industry is fragmented, with over 2,000 plastics processing companies. We operate in the following key areas:

  - Sheet extrusion          -- Plastic sheet is produced by forcing melted
                                plastic through a wide, flat die, between polished or textured metal rollers and onto a flat cooling bed for cutting to the desired width and length.

  - Rollstock extrusion      -- Similar to sheet extrusion, except that the
                                plastic is wound onto rolls rather than cut into flat pieces of a specific length.

  - Calendering              -- Plastic film is produced by drawing a heated
                                extruded sheet of resin between two
                                counter-rotating rollers under pressure.

  - Cell cast acrylics       -- Acrylic sheet is produced by pouring a reactive
                                mixture of liquid monomers, additives and catalysts between two polished glass sheets held together at a desired thickness, and curing the mixture in an oven or water bath until solid.

  - Specialty compounding    -- Basic plastic resins are melted and mixed with
                                additives or other plastics in order to impart specific properties such as gloss, strength or moldability to the resulting mixture, which is typically sold and shipped in pellet form.

  - Color concentrates       -- Basic plastic resins are melted and mixed with
                                pigments in order to produce colored pellets, which plastics compounders or fabricators blend with natural color plastics to make products of desired colors.

  - Profile extrusion        -- Products having a desired two-dimensional
                                cross-section, such as plastic fence rails or window frames, are produced by forcing melted plastic through a die, cooling it in air or in a water bath, and cutting it to the desired length.

  - Cast acrylic rods &
    tubes                    -- Rods are produced from reactive mixtures similar
                                to those used for cell cast acrylics by curing the mixture in a vertical, tubular mold and then grinding and polishing the rod to the desired length and diameter. Tubes are produced by curing a similar mixture against the inside of a drum-shaped mold of the desired length and diameter while it revolves on a horizontal axis.

  - Injection molding        -- Three-dimensional products such as wheels are
                                formed by forcing melted plastic into a mold cavity under pressure so that when cooled the plastic reflects the shape of the cavity.

     There are various other processes used within the plastics processing industry in which we do not compete, such as film extrusion, continuous cast acrylics, pipe and tube extrusion, thermoforming, blow molding and rotational molding.

     Each of these processing methods has unique competitive and economic characteristics and involves different production capabilities, operating costs and equipment and requires a different level of capital expenditure and operating expertise.

     A large percentage of the plastics processors in the United States are small to mid-size regional operations that generate less than $50 million in annual sales, and the industry is continuing to undergo consolidation. Current trends contributing to this consolidation include:

     - Greater focus on management transition issues by plastics entrepreneurs;

     - The potential to achieve economies of scale and obtain revenue and fixed cost synergies;

     - Increased capital and technical capabilities necessary to increase production efficiencies and expand capacity; and

     - Customers seeking to deal with fewer suppliers.

     Due to the size and breadth of our operations, we believe we are well positioned to increase our business through new product developments, the continuing substitution of thermoplastics for wood, metal and fiberglass applications, and selective acquisitions.

OUR COMPETITIVE STRENGTHS

     Our competitive strengths include:

     - Market Position. According to the Plastics News Market Data Book, December 31, 2001, we are the largest producer of custom sheet and rollstock in North America, and we are one of the leading producers of color and specialty compounds in North America.

     - New Product Development. Our diversity of product capabilities and experienced operating personnel have provided a consistent means for identifying and developing new product applications through both the use of our proprietary Alloy Plastics and the acceleration of Product Transformation ideas.

     - Benefits from Acquisitions. We have completed 12 acquisitions over the past five years. Our successful integration of these acquisitions into our business has enabled us to achieve synergies and operating leverage through:

         -- Centralized purchasing of raw materials and other cost synergies;

         -- Improved resource utilization by way of manufacturing optimization;
            and

         -- Greater absorption of fixed costs over an increased revenue base.

      These factors enable us to broaden our product capabilities and enhance customer service while maintaining our cost competitiveness.

     - Commitment to Customer Service. We seek to differentiate ourselves from our competitors by emphasizing our wide range of product offerings, consistent product quality, outstanding customer service, and innovative technical solutions for our customers.

     - Diversified Customer Base. We sell our products to over 6,500 customers in a broad range of end markets, with no single customer accounting for more than 3% of our 2001 sales. Our top 20 customers represented 23% of our 2001 sales. Based on our classification of end markets, packaging is our largest single market, accounting for approximately 25% of our 2001 sales. The packaging market generally experiences faster growth and less cyclicality than the other major markets served by plastics processors.

     - Geographic Presence. Our 44 plants are strategically located in 39 cities throughout the United States as well as in eastern Canada and France. The close proximity of our plants to our customers saves shipping costs and reduces delivery times.

     - Decentralized Management Structure. Our day-to-day operating decisions are made at each of our operating locations. This promotes operating efficiency, timely decision making and effective integration of the businesses we acquire.

ACQUISITION HISTORY

     We have completed 12 acquisitions over the last five years, which are summarized as follows:

  DATE ACQUIRED          BUSINESS ACQUIRED                   PRODUCTS             PURCHASE PRICE
  -------------          -----------------                   --------             --------------
                                                                                  (IN MILLIONS)
  August   1997    Preferred Plastic Sheet         Extruded Sheet & Rollstock         $ 65.1
                     Division of Echlin Inc.         and Profile Products
  March    1998    Polycom Huntsman, Inc.          Specialty Compounds                 140.6
  April    1998    Prismaplast Canada, Ltd.        Color Concentrates                    5.0
  October  1998    Anjac-Doron Plastics, Inc.      Profile Products                      6.7
  January  1999    Lustro Plastics Company         Extruded Sheet & Rollstock           10.4
                     L.L.C.
  May      1999    Alltrista Plastic Packaging     Extruded Sheet & Rollstock           34.0
                     Division of Alltrista
                     Corporation
  October  1999    Accura Molding Company Ltd.     Injection Molded Products            10.9
  October  1999    OS Plastics Division of         Extruded Sheet & Rollstock            5.0
                     Innocan Capital Inc.
  October  1999    Geoplast PVC Division of RAE    Profile Products                      6.6
                     Capital Corp.
  February 2000    High Performance Plastics       Extruded Sheet & Rollstock,         215.4
                     Division of Uniroyal            Cell Cast Acrylic and Cast
                     Technology Corporation          Acrylic Rods & Tubes
  October  2000    Alshin Tire Corporation         Injection Molded Products            10.2
  April    2002    Industrias Acros Whirlpool,     Extruded Sheet                        2.0
                     S.A. de C.V.

     In November 2001 we acquired an 85.7% equity interest in X-Core, LLC, a manufacturer of injection molded wheels for the wheelchair and bicycle markets, in exchange for a cash investment of up to $2.8 million over the next four years.

     As a result of our acquisitions, we have been able to enhance our market position, aggressively develop new and diverse products, achieve synergies and operating leverage, expand our geographic presence into 44 plants in 39 cities, and diversify our customer base, all of which help us to serve our customers better by being able to offer them broader product capabilities while being more cost-competitive.

OUR STRATEGY

     We developed our current strategic vision in the early 1990's as we began to capitalize on our core manufacturing competencies and take advantage of the growth opportunities in the consolidating plastics industry. Today, our Focused Growth and Continuous Improvement strategies support our commitment to generate value for our customers, stockholders and employees.

FOCUSED GROWTH STRATEGY

     We call the initiatives under our Focused Growth Strategy the Four Cornerstones for Growth, which focus on balanced revenue growth both through internal means -- new product developments, product transformation initiatives and business partnerships -- and through strategic acquisitions. The four initiatives are:

     - BUSINESS PARTNERSHIPS. We are committed to building business "partnerships" that provide long-term growth opportunities and enhance customer relationships, and we regularly "partner" with customers and resin suppliers to develop custom engineered products. These relationships offer direct and indirect benefits to us and our customers by broadening product lines, lowering the cost of technological efforts, and increasing geographic presence, and they have significantly contributed to strengthening our position in the processing segment of the plastics industry. In an effort to exceed customer expectations, we have designed several continuous improvement initiatives such as the Total Transaction Quality, Growth Through Training and Total Customer Satisfaction programs. These programs involve customer contact and survey processes, ISO 9000 and QS 9000 quality system certifications, customer training offerings, and quality management reviews.

     - STRATEGIC EXPANSIONS. As a result of our size and breadth of operations, we believe that we are well positioned for continued expansion through selective acquisitions in the consolidating plastics processing segment. In evaluating acquisition opportunities, we target acquisition candidates that add complementary product lines (with emphasis on companies producing specialty or value-added thermoplastic products) or serve new markets; increase geographic presence or market penetration; and provide operational synergies in purchasing, production and customer service. Because of the fragmentation of the plastics processing segment of the plastics industry, we expect acquisition opportunities to continue to occur.

     - PRODUCT TRANSFORMATIONS. Product Transformations are applications that result from the ongoing transition of products previously manufactured from traditional materials (such as wood, metal or fiberglass) into higher performing and less expensive recyclable thermoplastics. Product Transformations are a key element of our internal growth. Since 1995, we have participated in over 200 Product Transformations. In 2001, we had 58 new Product Transformations. We are the market leader in custom sheet and rollstock, where the transformation process has been accelerating. Sizable metal, glass and fiberglass specialty components are being replaced by thermoplastics in the sign & advertising and transportation markets. We utilize the experience of our sales and production personnel, partnerships with suppliers, and relationships with customers to identify and develop new applications for our products. Product Transformations have been a key contributor to our internal growth rates. Penetration of plastics into the appliance & electronics, automotive, building & construction, recreation & leisure, and packaging markets continues to expand the opportunities for Product Transformations.

     - ALLOY PLASTICS. We aggressively develop Alloy Plastics. Alloy Plastics is a term we created to designate new proprietary products that combine advanced-engineered thermoplastics compounds and additives with new manufacturing techniques implemented by our experienced operating personnel. Alloy Plastics offer end-product manufacturers a variety of solutions for the design of high performance and environmentally-friendly products with cost efficient benefits. Alloy Plastics represent advancements in formulation and production technologies, such as the ability to extrude new products that combine the virtues of several polymers into a single sheet or to create new specialty compounds by adding reinforcements such as talc, calcium carbonate and glass fibers to base resins.

CONTINUOUS IMPROVEMENT STRATEGY

     Our Continuous Improvement strategy, which we implement through our Pyramids of Performance initiatives, focuses us on continuous improvement in production efficiency, communication, and training. The three components of this strategy are:

     - PYRAMID OF PRODUCTIVITY -- Combines our Supply Chain Management, Lean Manufacturing, and Results-Driven Communication efforts to enhance earnings through continuous improvements at each of our 44 production facilities. Over 150 cross-functional teams throughout all our facilities work on generating productivity improvements, eliminating waste, and identifying process efficiencies. Annually, we select five teams for special recognition at our Annual Awards Meeting.

     - PYRAMID OF COMMUNICATION -- Focuses on the effective use of information technology to drive business growth, improve customer satisfaction, and enhance shareholder relations. Our new Growth Focused Communication program was implemented in 2000 to install the policy and procedure changes needed to continually improve in the areas of Customer, Sales, Marketing and Manufacturing Information Integration; Electronic Commerce and Product Development Technology; Enterprise-Wide Communication Systems; and Internet-Enabled Applications.

     - PYRAMID OF TRAINING -- Builds upon our Total Transaction Quality and Total Customer Satisfaction programs to further develop properly motivated and well-trained employees through our Growth Through Training effort. This training initiative is designed to support our Creating Positive Change effort by strengthening our employees' knowledge and skills in Business Fundamentals; Personal Development; Process Improvement; and Effective Management & Leadership.

     In addition to our Focused Growth and Continuous Improvement Strategies, we recently implemented our Pillars of Leadership effort and our Creating Positive Change initiative. Under our Pillars of Leadership effort, we are training employees to be creative, decisive, and motivational. The Creating Positive Change initiative relied upon these skills in implementing several distinct phases during fiscal 2000 and 2001 to improve certain aspects of our business and streamline our operations. These three phases included the closing of nine operating facilities, the sale of three molded & profile operating plants, and selling, general and administrative cost reduction measures. We believe that our continuing Pillars of Leadership effort and our Pyramid of Productivity teams will drive additional improvements and positive changes in our operations and production process.

OUR OPERATING SEGMENTS

     Our 44 production facilities in North America and Europe are organized into three business segments for reporting purposes: Custom Sheet & Rollstock; Color & Specialty Compounds; and Molded & Profile Products.

     CUSTOM SHEET & ROLLSTOCK -- Net sales and operating earnings (before corporate expenses) of the Custom Sheet & Rollstock segment for fiscal years 1999, 2000 and 2001 were as follows:

                                                               FISCAL YEAR
                                                        --------------------------
                                                         1999      2000      2001
                                                         ----      ----      ----
                                                              (IN MILLIONS)
Net Sales...........................................    $507.0    $639.6    $621.9
Operating Earnings..................................    $ 57.6    $ 74.8    $ 66.6

     - PRODUCTS. This segment, operating under the names Spartech Plastics and Spartech Polycast, processes a variety of materials into single/multilayer sheets or rollstock and cell cast acrylic on a custom basis for end product manufacturers. The segment's products are utilized in several end markets including aerospace, transportation, building & construction, packaging, recreation and sign & advertising. Most of the segment's customers form, cut, stretch or trim their plastic sheet for these various end uses.

     - NEW PRODUCT DEVELOPMENT. This segment is actively involved in the development of Alloy Plastics. These products include engineered sheets and rollstock using multiple layers of materials, often of different plastics and often using proprietary mixtures of plastic compounds. They offer end-product manufacturers a variety of solutions to design high performance and environmentally-friendly products with cost effective benefits. We believe Alloy Plastics have significant market penetration opportunities as new applications are constantly being identified. We currently offer 27 Alloy Plastics, seven of which were introduced in 2001.

     - MANUFACTURING AND PRODUCTION. This segment operates 24 facilities in North America. The principal raw materials used in manufacturing sheet and rollstock are plastic resins in pellet form. We extrude a wide variety of plastic resins, including ABS (acrylonitrile butadiene styrene), polycarbonate, polypropylene, acrylic, PET (polyethylene terephthalate), polystyrene, polyethylene, PVC (polyvinyl chloride) and PETG (polyethylene terephthalate glycol).

       Spartech Plastics produces custom plastic sheet and rollstock of up to seven layers using a multi-extrusion process. This process combines the materials in distinct layers as they are extruded through a die into sheet form, providing improved and sometimes unique properties compared to single layer extrusions. More than half of our plastic sheet is produced using this multi-extrusion process. The remainder is produced in a single layer using conventional extrusion processes. In some cases, we coat a plastic sheet or laminate sheets together to achieve performance characteristics desired by our customers for particular applications.

       Spartech Polycast manufactures acrylic products through cell cast manufacturing, in more than 60 colors and in gauges ranging from 0.03 to
       6.00 inches. Acrylic sheet manufactured by the cell cast process, which is more labor intensive than continuous cast, extrusion or calender processes, generally yields a product that is considered to have a higher quality than acrylic sheet produced by other such processes.

     - MARKETING, SALES AND DISTRIBUTION. The custom sheet and rollstock extrusion business has generally been a regional business supplying manufacturers within an estimated 500-mile radius of each production facility. This is due to shipping costs for rigid plastic material and the need for prompt response to customer requirements and specifications. The cell cast acrylic, outdoor sign and spa markets, however, are more national in scope.

       We sell sheet and rollstock products principally through our own sales force, but we also use a limited number of independent sales representatives. We have over 75 direct sales personnel for our Custom Sheet & Rollstock segment that cover specific geographic regions, markets, and/or specialty products and are compensated based on their performance each fiscal year. During 2001, we sold products of the Custom Sheet & Rollstock segment to over 3,500 customers, including Sub-Zero Freezer Company, Inc., The Procter & Gamble Company, Jacuzzi Inc., Igloo Products Corp., and Winnebago Industries, Inc.

     - COMPETITION. The Custom Sheet & Rollstock processing segment is highly competitive. Since we manufacture a wide variety of products, we compete in different areas with many other companies. We compete generally on the basis of price, product performance and customer service. Important competitive factors include the ability to manufacture consistently to required quality levels, meet demanding delivery times, exercise skill in raw material purchasing, achieve production efficiencies to process the products profitably, and provide new product solutions to customer applications. Some of our primary competitors in the Custom Sheet & Rollstock segment are CYRO Industries, Kama Corp., Primex Plastics Corporation, VPI, LLC, and Witt Plastics Inc. We believe we compete effectively with these companies in each of these key areas.

     COLOR & SPECIALTY COMPOUNDS -- Net sales and operating earnings (before corporate expenses) of the Color & Specialty Compounds segment for fiscal years 1999, 2000 and 2001 were as follows:

                                                               FISCAL YEAR
                                                        --------------------------
                                                         1999      2000      2001
                                                         ----      ----      ----
                                                              (IN MILLIONS)
Net Sales...........................................    $226.0    $249.0    $227.8
Operating Earnings..................................    $ 28.6    $ 30.8    $ 24.8

     - PRODUCTS. The Color & Specialty Compounds segment manufactures color concentrates, proprietary or custom-designed plastic compounds, and calendered film for a large group of manufacturing customers who produce consumer appliance components, lawn and garden equipment, cosmetic and medical packaging, vehicle components and numerous other products. The segment operates under three business names:

         -- Spartech Polycom produces its own line of proprietary compounds and also provides toll compounding services for engineered resins, flame retardants and other specialty compounds.

         -- Spartech Color, the largest color supplier in Canada, is focused on service-oriented color concentrate applications for film and molding.

         -- Spartech Vy-Cal Plastics operates a vinyl calender, supplying finished PVC film to manufacturers of such products as loose-leaf binders, decorator-grade wallcoverings and packaging products for the medical industry.

       Customers of the Color & Specialty Compounds segment range from major integrated manufacturers to sole-proprietor subcontractors that use injection molding, extrusion, blow molding and blown and cast film processes.

     - NEW PRODUCT DEVELOPMENT. This segment has well-equipped laboratory facilities, particularly the Spartech Polycom Technical Center in Donora, Pennsylvania. These laboratories operate testing and simulated end-use process equipment as well as small scale versions of our production equipment to ensure accurate scale-up from development to production. We create new specialty compounds by adding reinforcements and other additives to the base resins, in order to offer end-product manufacturers a variety of solutions for the design of high-performance and environmentally-friendly products on a cost-efficient basis. In addition to compounding technology, the segment has developed enhanced capabilities to produce color concentrates and additives. The ReinForce GRPP (glass-reinforced polypropylene) product introduced in 2001 was the first new product of the Color & Specialty Compound group that was marketed as an Alloy Plastic. We believe that this segment offers substantial opportunities for both Alloy Plastics and Product Transformations.

     - MANUFACTURING AND PRODUCTION. This segment operates ten manufacturing facilities in North America and one in Europe. The principal raw materials used in manufacturing specialty plastic compounds and color concentrates are plastic resins in powder and pellet form, primarily polypropylene, polyethylene, polystyrene, ABS and PVC. We also use colorants, mineral and glass reinforcements and other additives to impart specific performance and appearance characteristics to the compounds. The raw materials are mixed in a blending process and then normally fed into an extruder and formed into pellets.

     - MARKETING, SALES AND DISTRIBUTION. We generate most of the Color & Specialty Compounds segment's sales in the United States and Canada but also sell to customers in Europe and Mexico. We sell the segment's products principally through our own sales force, but also use independent sales representatives. During 2001, we sold products of the Color & Specialty Compounds segment to over 2,000 customers, including the Solo Cup Company, DaimlerChrysler, Igloo Products Corp. and Pactiv Corporation.

     - COMPETITION. The Color & Specialty Compounds processing segment is highly competitive. We compete with some companies which are much larger than we are and have more extensive production facilities, larger sales and marketing staffs and substantially greater financial resources than we do. We compete generally on the basis of price, product performance and customer service. Important competitive factors in each of our businesses include the ability to manufacture consistently to required quality levels, meet demanding delivery times, provide technical support, and achieve production efficiencies to process the products profitably. Some of our primary competitors in the Color & Specialty Compounds segment are Ampacet Corporation, AMETEK Westchester Plastics, A. Schulman, Inc., Ferro Corp., PolyOne Corporation, ReTech Industries, Inc., and Washington Penn Plastic Co., Inc. We believe we compete effectively with these companies in each of these key areas.

     MOLDED & PROFILE PRODUCTS -- Net sales and operating earnings (before corporate expenses) of the Molded & Profile Products segment for fiscal 1999, 2000 and 2001 were as follows:

                                                                 FISCAL YEAR
                                                         ---------------------------
                                                         1999       2000       2001
                                                         ----       ----       ----
                                                                (IN MILLIONS)
Net Sales............................................    $57.4      $99.0      $87.4
Operating Earnings...................................    $ 7.8      $12.3      $ 8.6

     - PRODUCTS. Our Molded & Profile Products segment manufactures injection molded and profile extruded products for a large group of intermediate and end-user customers. The segment operates under four business names:

         -- Spartech Industries produces plastic tire and wheel assemblies for the medical, lawn & garden, refuse container and toy markets and high performance molded urethane tires for medical, material handling, lawn & garden and recreational product applications; and various injection molded and profile extruded products that complement the wheels and tire offerings.

         -- Spartech Profiles manufactures products for various industries, including the bedding and construction markets.

         -- Spartech Marine specializes in the fabrication of acrylic products used in high end marine applications.

         -- Spartech Townsend manufactures acrylic rods and tubes used primarily in display, household and medical applications.

     - NEW PRODUCT DEVELOPMENT. This segment brings unique, recognized capabilities to our customers such as patented wheel technologies and special fabrication of profile products. In addition, this segment's creativity, engineering and design principles enable us to effectively respond to customer needs in the niche markets in which we participate. Through the first quarter of 2002 we achieved five Product Transformations in this segment, and we believe that there are numerous other opportunities going forward.

     - MANUFACTURING AND PRODUCTION. This segment operates nine manufacturing facilities in North America. The principal raw materials used in our manufacturing of molded and profile products are acrylics, polyethylene, polypropylene, PVC and urethane. Our products in this segment are generally manufactured either through injection molding or profile extrusion processes.

     - MARKETING, SALES AND DISTRIBUTION. This segment markets its products throughout North America. We sell the segment's products principally through our own sales force, but also use independent sales representatives and wholesale distributors. During 2001, we sold products of the Molded & Profile Products segment to approximately 1,200 customers, including MTD Products, Inc., American Honda Motor Co., Inc., Invacare Corporation and Sea Ray Boats.

     - COMPETITION. The Molded & Profile Products processing segment is highly competitive and highly fragmented. Since we manufacture a wide variety of products, we compete in different areas with many other companies, some of which are much larger than we are and have more extensive production facilities, larger sales and marketing staffs and substantially greater financial resources than we do. We compete generally on the basis of price, product performance and customer service. Important competitive factors in each of our businesses include the ability to manufacture consistently to required quality levels, meet demanding delivery times, and provide new product offerings. Some of our primary competitors in the Molded & Profile Products segment are Ace Products, Inc., Bunzl Extrusion, Inc., Kik Tire, Inc., Flex Technologies, Inc., Royal Group Technologies Limited, and Trintex Corporation. We believe we compete effectively with these companies in each of these key areas.

RAW MATERIALS

     We use large amounts of various plastic resins in our manufacturing processes. These resins are petroleum or natural gas derivatives and are to some extent affected by supply, demand and price trends in the petroleum industry. We seek to maintain operating margins by matching cost increases with corresponding price increases and have generally been successful in doing so. We do business with most of the major resin manufacturers and enjoy good relationships with our resin suppliers. We have been able to adequately obtain all of our required raw materials to date and expect to be able to continue to satisfy our requirements in the foreseeable future. Variability in pricing and changes in supply and demand of particular resins at any given time are risks that we have to manage in order to maintain our operating profitability.

     We manage our principal purchasing contracts through our corporate headquarters in St. Louis in order to realize the benefits of volume purchasing and centralized management of the effects of supplier price changes to be a low-cost producer for our customers. Since we are a custom manufacturer, we do not typically hedge our purchases of materials, we build little product for inventory, and we have a short backlog of orders at any point in time. We have also implemented a centralized program to aggressively manage our inventory levels.

SEASONALITY

     Our sales are somewhat seasonal in nature. Fewer orders are placed and less manufacturing activity occurs during the November through January period, which corresponds to the first quarter of our fiscal year. We typically enjoy stronger demand and therefore increased sales from February to September, with inventory building up over this period in anticipation of this increase in customer orders. This seasonal variation tends to track the manufacturing activities of our various customers in each region.

EMPLOYEES

     Our total employment approximates 3,300. There are 2,600 production personnel at our 44 facilities, approximately 38% of whom are union employees covered by several collective bargaining agreements. We consider our employee relations to be good. Management personnel total approximately 700 supervisory/clerical employees, none of whom are unionized.

GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

     We are subject to various laws governing employee safety and environmental matters. We believe we are in material compliance with all such laws and do not anticipate large expenditures in fiscal 2002 to comply with any applicable regulations.

     We are also subject to federal, state, local and non-U.S. laws and regulations governing the quantity of certain specified substances that may be emitted into the air, discharged into interstate and intrastate waters, and otherwise disposed of on and off our properties. We believe that we have all permits necessary for the operation of our facilities. We have not incurred significant expenditures in order to comply with such laws and regulations, nor do we anticipate continued compliance will materially affect our earnings or competitive position.

     The ability to obtain permits in order to conduct our business and the need to maintain the various laws and regulations related to our business are risks that require constant monitoring from our operating managers. We believe that we have no significant exposure to environmental regulatory risks.

INTERNATIONAL OPERATIONS

     Information regarding our operations in our three geographic segments -- United States, Canada and France -- is located in Note 13 to the Consolidated Financial Statements beginning on page F-17 of this prospectus. Our Canadian and French operations may be affected periodically by foreign political and economic developments, laws and regulations, and currency fluctuations.

PROPERTIES

     We have 44 operating facilities in 39 cities throughout the United States and in Canada and France. As of November 3, 2001 we occupied approximately 4,036,000 square feet of plant and office space, of which we leased approximately 1,625,000 square feet and owned the remaining 2,411,000 square feet. We lease our office space for our world headquarters in St. Louis, Missouri and for administrative offices in Washington, Pennsylvania.

     Our plants are equipped with 117 sheet extrusion lines, 75 of which run multi-layered materials, 28 casting machines, 47 profile extrusion lines, 37 general compounding lines, nine color compounding lines, 22 injection molding machines, a calendering line, cutting and grinding machinery, resin storage facilities, warehouse equipment and quality laboratories at all locations.

     We believe that our present facilities, taking into account anticipated capital expenditures for 2002, are adequate for the level of business anticipated in fiscal 2002.

     We continuously evaluate our equipment under preventive maintenance programs and promptly repair equipment. We expect to spend approximately 50% of our capital expenditures for fiscal 2002 on the maintenance of our equipment and facilities and the balance on capital expansion and productivity enhancements. We anticipate that cash flows from operations, together with available borrowings under our bank credit facility, will be sufficient for necessary and planned capital expenditures, after the satisfaction of our working capital needs and regular quarterly dividend payments.

ISO 9000 AND 14000

     The ISO 9000 series is an international quality management standard sanctioned by the International Organizations for Standardization based in Geneva, Switzerland. This organization promotes global standards throughout a wide variety of industries. We currently have 34 of our 44 facilities certified to the ISO 9001 and ISO 9002 standards.

     The ISO 9001 and ISO 9002 standards encompass provisions for developing, implementing, and maintaining an effective quality management system. Companies that implement quality systems based upon the ISO 9000 series can then become certified after being assessed using an accredited third party registration firm. Once a company has become certified, its registrar continually reassesses its quality systems to determine ongoing compliance with the ISO 9000 standard and assure continuous improvements are taking place.

     The QS 9000 quality management standard is similar in structure to the ISO 9000 series, but was developed by the United States automotive industry and sanctioned by General Motors, Ford, and DaimlerChrysler. The primary difference between the ISO 9000 and QS 9000 series is that QS 9000 certification is more specifically focused on the automotive industry, and has been mandated for first tier automotive suppliers. We have obtained QS 9000 certification where we have a presence in the automotive supply chain.

     In addition to ISO 9000, the International Organizations for
Standardization also administers ISO 14000. ISO 14000 is a recently-developed set of standards which focuses on systems for environmental management. Certification to the ISO 14000 standards involves a process similar to that for ISO 9000 certification. We obtained our first ISO 14000 certification in November 2001. As with ISO 9000, our goal is to achieve ISO 14000 certification for all of our plants.

LEGAL PROCEEDINGS

     We are subject to various claims, lawsuits and administrative proceedings arising in the ordinary course of our business with respect to commercial, product liability, employment and other matters, several of which claim substantial amounts of damages. While we cannot estimate with certainty our ultimate legal and financial liability with respect to these claims, lawsuits and administrative proceedings, we believe that the outcome of these matters will not have a material adverse effect on our business, financial position or results of operations. We are not currently involved in any material litigation with respect to any environmental matters.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table provides information about our directors and executive officers.

               NAME                   AGE    DIRECTOR SINCE                    POSITION
               ----                   ---    --------------                    --------
Bradley B. Buechler...............    53          1984         Chairman of the Board, President, Chief
                                                                 Executive Officer and Director
Randy C. Martin...................    39          2001         Executive Vice President, Chief Financial
                                                                 Officer and Director
George A. Abd.....................    38            --         Executive Vice President-Color &
                                                               Specialty Compounds and Acrylics
David G. Pocost...................    41            --         Executive Vice President-Extruded Sheet &
                                                                 Rollstock
Jeffrey D. Fisher.................    54            --         Vice President, General Counsel and
                                                                 Secretary
Phillip M. Karig..................    46            --         Vice President-Purchasing and Supply
                                                                 Chain Management
Jeffrey C. Blessing...............    31            --         Corporate Controller
Ralph B. Andy.....................    57          1998         Director
Lloyd E. Campbell.................    44          2002         Director
Roy Dobson........................    54          2000         Director
Calvin J. O'Connor................    49          1998         Director
Jackson W. Robinson...............    60          1993         Director
Richard B. Scherrer...............    55          2000         Director
Craig A. Wolfanger................    43          2001         Director

     Mr. Buechler is a CPA and became the Corporate Controller of Spartech in 1981. He was Corporate Controller and Vice President, Finance of Spartech from 1981 to 1984 and Chief Financial Officer from 1983 to 1987. He became Chief Operating Officer of Spartech in 1985, President in 1987, Chief Executive Officer in 1991 and Chairman of the Board in March, 1999. Mr. Buechler is a member of the National Board of Directors of the Society of Plastics Industry, and also serves on several local charitable boards.

     Mr. Martin is a CPA and was with KPMG Peat Marwick LLP from 1984 to 1995. He became Corporate Controller of Spartech in 1995, Vice President -- Finance and Chief Financial Officer in 1996, and an Executive Vice President in September 2000.

     Mr. Abd joined Spartech upon its acquisition of Polycom Huntsman in March 1998, as Vice President of Compounding for the Spartech Polycom Division, and became an Executive Vice President in September 2000. Mr. Abd held various positions with Polycom for eleven years prior to its acquisition by Spartech.

     Mr. Pocost joined Spartech in 1993 and was Director of Quality and Environmental Affairs from 1994 to December 1996, Vice President -- Quality & MIS from December 1996 to September 1998, and Vice President -- Quality, Engineering & MIS from September 1998 to September 2000. He became an Executive Vice President in September 2000. He was previously with Moog Automotive as Division Quality Assurance Manager and Senior Materials Engineer for eight years.

     Mr. Fisher, an attorney, has been Spartech's Vice President and General Counsel since July 1999 and its Secretary since September 2000. Prior to joining Spartech he was with Armstrong Teasdale LLP for 24 years, the last 17 years as a partner.

     Mr. Karig joined Spartech in February 2000 as Director of Purchasing and was named Vice President -- Purchasing and Supply Chain Management in September 2001. Prior to joining

Spartech he was with Uniroyal Technology Corporation for 12 years in various purchasing, logistics and materials management positions, most recently as Director, Supply Chain.

     Mr. Blessing, a CPA, joined Spartech in 1993 and held various accounting positions within its corporate office before becoming Division Controller for the Central Region of Spartech Plastics in 1996. He became Assistant Corporate Controller in December 1998 and Corporate Controller in August 2000.

     Mr. Andy is the Chairman and Chief Executive Officer of Pennatronics Corp. He founded Polycom in 1977, and was its Chairman of the Board and President until its acquisition by Spartech in March 1998.

     Mr. Campbell is the Managing Director and Group Head of the Global Private Placement Group at Rothschild, Inc., and a member of that firm's Investment Banking Committee. Prior to joining Rothschild in June 2001, Mr. Campbell was a Managing Director and the Head of the Private Finance Group at Credit Suisse First Boston. Mr. Campbell also serves on the board of directors of Alderwoods Group and board of trustees of Georgetown University. He is also the Chairman and Founder of Pride First Corporation, a non-profit organization dedicated to improving the scholastic achievement of young people in New York City.

     Mr. Dobson joined British Vita PLC in 1973 and became responsible for its Industrials Group and was appointed to its Board of Directors in April 1998. He became responsible for its Special Products Group in January 2002.

     Mr. O'Connor is a Chartered Accountant in the United Kingdom. He was appointed to the board of directors of British Vita in June 1996 and served as Finance Director of British Vita from November 1996 to April 2002. He became responsible for its Industrials Group as well in January 2002. Before joining British Vita, he was the Group Financial Controller at Courtaulds Textiles, PLC.

     Mr. Robinson is the President of Winslow Management Company, a division of Adams Harkness & Hill in Boston, having held that position since 1983. He is also a director of Jupiter Global Green Investment Trust PLC and
Jupiter-European Opportunities Trust PLC, and a Trustee of Suffield Academy.

     Mr. Scherrer has been a partner of Armstrong Teasdale LLP, Spartech's principal outside legal counsel, since January 1979 and the Managing Partner of that firm since January 1998. Mr. Scherrer is a fellow in the International Society of Barristers and is listed in the publication The Best Lawyers in America.

     Mr. Wolfanger has been Senior Managing Director -- Head of Investment Banking for Parker/Hunter Incorporated since 1995 and serves on its Board of Directors. Prior to joining Parker/Hunter, he was an investment banker with Kidder, Peabody & Co. Incorporated, Alex. Brown & Sons Incorporated and PNC Securities Corp.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth, as of March 31, 2002 and as adjusted for the sale of 8,250,000 shares by Spartech and the selling stockholders in the offering, information concerning the beneficial ownership of our common stock by:

     - Each director,

     - The Chief Executive Officer and each other executive officer whose total annual compensation exceeded $100,000 for 2001,

     - All directors and executive officers as a group,

     - The selling stockholders, and

     - Each other stockholder who is known by us to own beneficially in excess of 5% of the 26,918,472 shares of our common stock outstanding on March 31, 2002.

                                                 BENEFICIAL                            BENEFICIAL
                                                  OWNERSHIP          NUMBER OF          OWNERSHIP
                                               BEFORE OFFERING       SHARES OF      AFTER OFFERING(A)
                                            ---------------------     COMMON      ---------------------
                                              NUMBER     PERCENT    STOCK SOLD      NUMBER     PERCENT
         NAME OF BENEFICIAL OWNER           OF SHARES    OF CLASS   IN OFFERING   OF SHARES    OF CLASS
         ------------------------           ---------    --------   -----------   ---------    --------
Directors and named executive officers:
Calvin J. O'Connor and Roy Dobson(b)......  12,310,961     45.7%     6,000,000    6,310,961      21.7%
Bradley B. Buechler(c)....................     582,415      2.2%            --      582,415       2.0%
Ralph B. Andy(d)..........................     310,261      1.2%       135,000      175,261         *
Lloyd E. Campbell(e)......................      15,000        *             --       15,000         *
Jackson W. Robinson(e)....................      55,000        *             --       55,000         *
David G. Pocost(e)........................      44,908        *             --       44,908         *
Richard B. Scherrer(e)....................      44,350        *             --       44,350         *
Randy C. Martin(e)........................      43,987        *             --       43,987         *
George A. Abd(e)..........................      43,455        *             --       43,455         *
Craig A. Wolfanger(e).....................      30,000        *             --       30,000         *
Jeffrey D. Fisher(e)......................      11,554        *             --       11,554         *
Jeffrey C. Blessing(e)....................       7,886        *             --        7,886         *
Phillip M. Karig(e).......................       3,000        *             --        3,000         *
All directors and executive officers as a
  group (14 persons): ....................  13,502,777     50.2%     6,135,000    7,367,777      25.4%
Selling stockholders:
Vita International Limited(f).............  12,310,961     45.7%     6,000,000    6,310,961      21.7%
  Oldham Road
  Middleton, Manchester
  M24 2DB England
RBA Partners, L.P.(d).....................     310,261      1.2%       135,000      175,261         *
  833 Lockhart
  Washington, Pennsylvania 15301
Other beneficial owners in excess of 5% of
  the outstanding common stock:
Liberty Wanger Asset Management, L.P. ....   1,569,200      5.8%            --    1,569,200       5.4%
  227 West Monroe Street, Suite 3000
  Chicago, Illinois 60606

---------------
 *  Less than 1% of the outstanding common stock.

(a) Does not include up to 309,375 shares to be sold by Spartech or up to 928,125 shares to be sold by Vita upon exercise of the underwriters' option to purchase additional shares.

(b) Messrs. Dobson and O'Connor, each a director of Spartech, are also directors of Vita International Limited and of its parent company British Vita PLC; these amounts represent the common stock owned by Vita International Limited.

(c) Includes 470,625 shares issuable upon exercise of currently exercisable options and 6,000 shares held as custodian for his grandchildren.

(d) Includes 25,000 shares issuable upon exercise of currently exercisable options, and 285,261 shares owned by RBA Partners, L.P., which is offering 135,000 of its shares in the offering. Mr. Andy is the sole stockholder of RBA Investments, Inc., a 0.1% general partner of RBA Partners, L.P. As such, Mr. Andy, through RBA Investments, Inc. has investment and voting power over the shares owned by RBA Partners, L.P. These shares were received as part of Mr. Andy's consideration for the acquisition of Polycom, of which Mr. Andy was a principal owner.

(e) Includes shares issuable upon exercise of currently exercisable options, as follows: Mr. Campbell, 15,000; Mr. Robinson, 40,000; Mr. Pocost, 28,250; Mr. Scherrer, 30,000: Mr. Martin, 28,250; Mr. Abd, 40,000; Mr. Wolfanger, 30,000; Mr. Fisher, 8,750; Mr. Blessing, 5,063; Mr. Karig, 1,500, and all directors and executive officers as a group, 722,438.

(f) Vita International Limited is a wholly owned subsidiary of British Vita PLC, which is a publicly owned company incorporated under the laws of England.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Our authorized capital stock consists of 49,000,000 shares, of which 45,000,000 shares are common stock, par value $0.75 per share, and 4,000,000 shares are preferred stock, par value $1.00 per share.

     The following description summarizes material features of our authorized capital stock and is qualified by the full description of our capital stock and related rights set forth in our certificate of incorporation and bylaws and in our April 2, 2001 stockholder rights agreement, copies of which have been incorporated by reference as exhibits to the registration statement of which this prospectus is a part. Our capital stock is also subject to applicable laws of the State of Delaware, in which Spartech is incorporated.

COMMON STOCK

     As of March 31, 2002, there were 26,918,472 shares of our common stock outstanding. On a pro forma basis, immediately after the offering there will be 29,033,472 shares of common stock outstanding, or 29,342,847 shares if the underwriters exercise in full their option to purchase up to an additional 309,375 shares from Spartech.

     Each share of common stock entitles the holder to one vote on all matters on which holders are permitted to vote. However, the certificate of incorporation provides special voting requirements for certain matters that may be proposed to the stockholders, as described under "-- Anti-Takeover Provisions," below.

     Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to dividends when, as and if declared by Spartech's board of directors out of funds legally available for that purpose. In the event of a liquidation of Spartech, subject to the payment of or provision for all liabilities and any preferences that may be applicable to any outstanding preferred stock, the holders of common stock would be entitled to a pro rata share in any distribution to stockholders. The common stock has no preemptive or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

     Each share of common stock also entitles the holder, in certain events, to purchase one one-thousandth of a share of Class Z Preferred Stock and to exercise certain other rights, as described under "-- Rights Agreement," below.

PREFERRED STOCK

     Our board of directors is authorized, without approval of our stockholders, to cause shares of preferred stock to be issued from time to time in one or more series, and the board may fix the designations, powers, privileges, preferences and rights and the qualifications, limitations and restrictions of the shares of each series. The specific matters that the board may determine include:

     - The designation of each series,

     - The number of shares of each series,

     - The rate of any dividends,

     - Whether any dividends will be cumulative or non-cumulative,

     - The amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of Spartech,

     - The terms of any redemption,

     - The rights and terms of any conversion or exchange, and

     - Any voting rights.

     Although no shares of preferred stock are currently outstanding, and Spartech has no current plans to issue preferred stock, the issuance of shares of preferred stock or rights to purchase shares of preferred stock could be used to discourage an unsolicited acquisition proposal. For example, a business combination could be impeded by issuing a series of preferred stock containing class voting rights that would enable the holder or holders of the series to block the transaction. Alternatively, a business combination could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power and other rights of the holders of the common stock. Although our board is required to make any determination to issue any preferred stock based on its judgment as to the best interests of our stockholders, it could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over prevailing market prices of the stock.

RIGHTS AGREEMENT

     On April 2, 2001, a special committee of our board of directors declared a dividend of one preferred share purchase right for each outstanding share of our common stock. The purchase rights are subject to the terms of a rights agreement between Spartech and Mellon Investor Services LLC, as rights agent.

     The rights agreement was designed to assist Spartech in pursuing our long-term business strategies and enhancing stockholder value, by protecting our stockholders against unsolicited takeover efforts on unfavorable terms. In general terms, the rights agreement works by imposing a significant penalty upon any person or group which acquires 15% or more of Spartech's outstanding common stock after April 2, 2001 without the approval of the Board of Directors.

     The rights agreement attaches to each share of common stock one right that, if and when it becomes exercisable, would entitle the holder to purchase one one-thousandth of a share of

Series Z Preferred Stock for $70.00. One one-thousandth of a share of Series Z Preferred Stock would give the holder approximately the same dividend, voting and liquidation rights as one share of common stock. The rights do not currently have any voting, dividend or liquidation rights. Currently, the rights are represented by the presently outstanding common stock, and no separate rights certificates have been or will be distributed. The rights will separate from the common stock on a distribution date, which will occur upon the earlier of:

     - Ten days after the public announcement that a person or group has acquired beneficial ownership of 15% or more of our outstanding common stock; or

     - Ten days after any person or group begins, or announces an intention to make, a tender offer or exchange offer if as a result of the offer the person or group would own beneficially 15% or more of our outstanding common stock; however, our board of directors may extend this ten-day period before any person or group acquires beneficial ownership of 15% or more of our outstanding common stock.

     In addition, if a person or group acquires beneficial ownership of 15% or more of our outstanding common stock, each holder of a right (other than the acquiring person or group) will become entitled to purchase for $70.00 per right shares of our common stock or common stock of a surviving corporation with a market value equal to $140.00. Accordingly, exercise of the rights may cause substantial dilution to a person who attempts to acquire Spartech.

     The rights, which expire in April 2011, may be redeemed at the option of our board of directors at any time before a group or person acquires beneficial ownership of 15% or more of the outstanding shares of our common stock, at a price of $.01 per right. After a person or group acquires beneficially 15% or more of our common stock but before the person or group owns 50% or more of our outstanding common stock, our board of directors may extinguish the rights by exchanging one share of common stock or an equivalent security for each right, excluding rights held by the person or group with the 15% or greater ownership.

     Because Vita already beneficially owned more than 15% of our outstanding common stock on the date the plan was adopted, the rights agreement provides that the above provisions regarding persons or groups beneficially owning 15% or more of our common stock do not apply to Vita's ownership unless it acquires beneficial ownership of additional shares of common stock representing 1% or more of our common stock outstanding as of the date the rights agreement was announced. These provisions will continue to apply to Vita after the offering.

     The rights agreement may have the effect of delaying or preventing a change in control of Spartech, although it is not intended to preclude any acquisition or business combination that is at a fair price and otherwise in the best interests of our company and our stockholders as determined by our board of directors. However, a stockholder could potentially disagree with the board's determination of what constitutes a fair price or the best interests of our company and our stockholders.

OTHER ANTI-TAKEOVER PROVISIONS

     In addition to the provisions of the rights agreement, some provisions of Delaware law and our certificate of incorporation and bylaws could make it more difficult for another person or company to acquire Spartech by means of a tender offer, proxy contest or otherwise, or to remove our incumbent officers and directors.

     Under our certificate of incorporation and bylaws, directors are divided into three classes, with only one-third of the directors elected each year, and directors may be removed only for cause. In addition, the following corporate actions must be approved both by stockholders owning at least 80% of our outstanding common stock and by stockholders owning a majority of the common stock that is not held by persons who beneficially own 10% or more of our outstanding common stock:

     - A change in the method for amending our bylaws,

     - A change in the classes, qualifications or terms of office of our directors, or in the maximum or minimum size of our board of directors,

     - The removal of a director, or a change in the method of removing directors, or

     - A change in the method for filling vacancies on the board of directors.

     The following actions are also subject to the same special approval requirement unless our board of directors approves the action by the affirmative vote of at least 80% of the directors, by unanimous written consent, or before the other shareholder party to the transaction acquires its 10% beneficial ownership of our outstanding common stock:

     - A merger or consolidation of Spartech with a person that beneficially owns 10% or more of our outstanding common stock,

     - The sale, lease, exchange or other disposition of all or any substantial part of our assets to or with a person that beneficially owns 10% or more of our outstanding common stock, or

     - the issuance or transfer by Spartech or any of our subsidiaries of any securities of Spartech or any of our subsidiaries having total assets of $5,000,000 or more, to a person that beneficially owns 10% or more of our outstanding common stock, unless the issuance or transfer is in exchange for assets or securities having an aggregate fair market value of less than $1,000,000.

     These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar of our common stock is Mellon Investor Services LLC.

                                  UNDERWRITING

     Spartech, the selling stockholders and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

                        Underwriter                             Number of Shares
                        -----------                             ----------------
Goldman, Sachs & Co.........................................       4,455,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........       2,310,000
First Analysis Securities Corporation.......................         618,750
McDonald Investments Inc....................................         618,750
Commerce Capital Investments, Inc...........................         247,500
                                                                   ---------
       Total................................................       8,250,000
                                                                   =========

     The underwriters are committed to take and pay for all of the shares being offered, if they take any shares, other than the shares covered by the option described below unless and until this option is exercised.

     If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy, on a pro rata basis, up to an additional 309,375 shares from Spartech and an additional 928,125 shares from Vita, one of the selling stockholders, to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Spartech and the selling stockholders, assuming both no exercise and full exercise of the underwriters' option to purchase 1,237,500 additional shares.

                      Paid by Spartech                        No Exercise    Full Exercise
                      ----------------                        -----------    -------------
Per share...................................................  $    1.045      $    1.045
Total.......................................................  $2,210,175      $2,533,472

                Paid by Selling Stockholders                  No Exercise    Full Exercise
                ----------------------------                  -----------    -------------
Per share...................................................  $    1.045      $    1.045
Total.......................................................  $6,411,075      $7,380,966

     Shares sold by the underwriters to the public will initially be offered at the initial price to the public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.627 per share from the initial price to the public. Any such securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the initial price to the public. If all the shares are not sold at the initial price to the public, the representatives may change the offering price and the other selling terms.

     Spartech and its officers and directors and the selling stockholders have agreed with the underwriters not to dispose of or hedge any of their common stock during the period from the date of this prospectus through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans or to the potential annual repurchase by Spartech of up to 15% of Mr. Buechler's shares pursuant to the repurchase agreement in Mr. Buechler's employment contract.

     In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of the underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise. On the date of this prospectus, one of the underwriters purchased 15,000 shares of common stock at a weighted average price of $22.75 per share.

     Spartech and the selling stockholders estimate that their shares of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $123,000 and $277,000, respectively. The underwriters have agreed to reimburse Spartech for certain of its expenses.

     Spartech and the selling stockholders have agreed to indemnify the several underwriters against liabilities arising in connection with the offering, including liabilities under the Securities Act of 1933.

                               VALIDITY OF SHARES

     The validity of the shares of common stock offered by this prospectus will be passed upon for us by Armstrong Teasdale LLP, St. Louis, Missouri, and for the underwriters by Sullivan & Cromwell, New York, New York. Certain partners and other lawyers at Armstrong Teasdale LLP own, in the aggregate, less than 1% of the outstanding shares of our common stock. Richard Scherrer, one of our directors, is a partner at Armstrong Teasdale LLP.

                                    EXPERTS

     Our consolidated financial statements as of October 28, 2000 and November 3, 2001 and for each of the three years in the period ended November 3, 2001 included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included in this prospectus in reliance upon the authority of that firm as experts in accounting and auditing in giving said report.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-3 with the Securities and Exchange Commission in connection with this offering. In addition, we file annual, quarterly and periodic reports, proxy statements and other information with the SEC. You may read and copy the registration and any other documents filed by us at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC's Internet site at http://www.sec.gov.

     This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. You should refer to the registration statement and its exhibits for further information.

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus. Later information filed with the SEC will update and supersede this information.

     We incorporate by reference the following documents filed with the SEC and any documents we subsequently file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

     - Our annual report on Form 10-K for the year ended November 3, 2001;

     - Our current report on Form 8-K filed on May 3, 2002;

     - Our quarterly report on Form 10-Q for the quarter ended February 2, 2002;

     - The description of our common stock set out in our amended registration statement on Form 8-A, filed on May 17, 1999; and

     - The description of the Series Z Preferred Stock Purchase Rights attached to our common stock set out in our registration statement on Form 8-A, filed on April 5, 2001.

     You may request a copy of these filings, at no cost, by contacting us at:

                              Spartech Corporation
                      120 South Central Avenue, Suite 1700
                            Clayton, Missouri 63105
                              Attention: Secretary

     Our telephone number for copy requests is (314) 721-4242.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
SPARTECH CORPORATION CONSOLIDATED FINANCIAL STATEMENTS:
  Report of Independent Accountants.........................    F-2
  Consolidated Balance Sheet as of October 28, 2000 and
     November 3, 2001.......................................    F-3
  Consolidated Statement of Operations for the Years Ended
     October 30, 1999, October 28, 2000 and November 3,
     2001...................................................    F-4
  Consolidated Statement of Shareholders' Equity as of
     October 30, 1999, October 28, 2000 and November 3,
     2001...................................................    F-5
  Consolidated Statement of Cash Flows for the Years Ended
     October 30, 1999, October 28, 2000 and November 3,
     2001...................................................    F-6
  Notes to Consolidated Financial Statements................    F-7
CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS:
  Consolidated Condensed Balance Sheet (Unaudited) as of
     November 3, 2001 and February 2, 2002..................    F-20
  Consolidated Condensed Statement of Operations (Unaudited)
     for the Three Months Ended February 3, 2001 and
     February 2, 2002.......................................    F-21
  Consolidated Condensed Statement of Cash Flows (Unaudited)
     for the Three Months Ended February 3, 2001 and
     February 2, 2002.......................................    F-22
  Notes to Consolidated Condensed Financial Statements
     (Unaudited)............................................    F-23

                       REPORT OF INDEPENDENT ACCOUNTANTS

To Spartech Corporation:

     We have audited the accompanying consolidated balance sheet of Spartech Corporation (a Delaware Corporation) and subsidiaries as of November 3, 2001 and October 28, 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended November 3, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spartech Corporation and subsidiaries as of November 3, 2001 and October 28, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended November 3, 2001 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP
St. Louis, Missouri
December 6, 2001

                           CONSOLIDATED BALANCE SHEET
                             (Dollars in thousands)

                                                                OCTOBER 28,    NOVEMBER 3,
                                                                   2000           2001
                                                                -----------    -----------
ASSETS
CURRENT ASSETS
  Cash and equivalents......................................     $ 10,495       $  8,572
  Receivables, net of allowances of $3,627 in 2000 and
     $3,957 in 2001.........................................      143,733        119,074
  Inventories...............................................       95,130         93,091
  Prepayments and other.....................................        8,443          9,333
                                                                 --------       --------
  TOTAL CURRENT ASSETS......................................      257,801        230,070
PROPERTY, PLANT AND EQUIPMENT, NET..........................      311,621        274,155
GOODWILL....................................................      305,153        292,576
OTHER ASSETS................................................       14,394         18,302
                                                                 --------       --------
                                                                 $888,969       $815,103
                                                                 ========       ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Current maturities of long-term debt......................     $ 18,667       $ 18,225
  Accounts payable..........................................       90,077         76,131
  Accrued liabilities.......................................       38,016         24,568
                                                                 --------       --------
  TOTAL CURRENT LIABILITIES.................................      146,760        118,924
                                                                 --------       --------
LONG-TERM DEBT, LESS CURRENT MATURITIES.....................      334,178        270,489
OTHER LIABILITIES...........................................       47,009         59,144
                                                                 --------       --------
  TOTAL LONG-TERM LIABILITIES...............................      381,187        329,633
                                                                 --------       --------
COMPANY-OBLIGATED, MANDATORILY REDEEMABLE CONVERTIBLE
PREFERRED SECURITIES OF SPARTECH CAPITAL TRUSTS HOLDING
SOLELY CONVERTIBLE SUBORDINATED DEBENTURES..................      150,000        150,000
SHAREHOLDERS' EQUITY
  Common stock, 28,067,023 shares issued in 2000 and 2001...       21,039         21,039
  Contributed capital.......................................       95,241         94,239
  Retained earnings.........................................      126,149        145,909
  Treasury stock, at cost, 1,203,456 shares in 2000 and
     1,367,437 shares in 2001...............................      (25,306)       (30,410)
  Accumulated other comprehensive loss......................       (6,101)       (14,231)
                                                                 --------       --------
  TOTAL SHAREHOLDERS' EQUITY................................      211,022        216,546
                                                                 --------       --------
                                                                 $888,969       $815,103
                                                                 ========       ========

          See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                (Dollars in thousands, except per share amounts)

                                                                         FISCAL YEAR
                                                               --------------------------------
                                                                 1999        2000        2001
                                                               --------    --------    --------
NET SALES..................................................    $790,427    $987,532    $937,059
                                                               --------    --------    --------
COSTS AND EXPENSES
  Cost of sales............................................     653,465     815,863     785,010
  Selling, general, and administrative.....................      45,067      55,317      55,996
  Write-down of long-lived assets..........................          --          --       5,550
  Amortization of intangibles..............................       4,188       6,591       8,129
                                                               --------    --------    --------
                                                                702,720     877,771     854,685
                                                               --------    --------    --------
OPERATING EARNINGS.........................................      87,707     109,761      82,374
  Interest.................................................      14,063      20,996      24,571
  Distributions on preferred securities of Spartech Capital
     Trusts................................................       2,135       8,135      10,250
                                                               --------    --------    --------
EARNINGS BEFORE INCOME TAXES...............................      71,509      80,630      47,553
  Income taxes.............................................      28,438      30,723      17,650
                                                               --------    --------    --------
NET EARNINGS...............................................    $ 43,071    $ 49,907    $ 29,903
                                                               ========    ========    ========
NET EARNINGS PER COMMON SHARE:
  Basic....................................................    $   1.59    $   1.83    $   1.12
                                                               ========    ========    ========
  Diluted..................................................    $   1.48    $   1.72    $   1.11
                                                               ========    ========    ========

          See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                             (Dollars in thousands)

                                                                               ACCUMULATED
                                                                                  OTHER           TOTAL
                                COMMON    CONTRIBUTED   RETAINED   TREASURY   COMPREHENSIVE   SHAREHOLDERS'
                                 STOCK      CAPITAL     EARNINGS    STOCK         LOSS           EQUITY
                                ------    -----------   --------   --------   -------------   -------------
BALANCE, OCTOBER 31, 1998.....  $20,663    $ 99,407     $ 50,185   $(11,875)    $ (4,784)       $153,596
                                -------    --------     --------   --------     --------        --------
  Common stock issuance.......       --       1,344           --      6,269           --           7,613
  Stock options exercised.....      262         958           --      7,394           --           8,614
  Cash dividends..............       --          --       (7,605)        --           --          (7,605)
  Treasury stock purchases....       --          --           --    (16,623)          --         (16,623)
  Net earnings................       --          --       43,071         --           --          43,071
  Translation adjustments.....       --          --           --         --        1,376           1,376
                                -------    --------     --------   --------     --------        --------
BALANCE, OCTOBER 30, 1999.....  $20,925    $101,709     $ 85,651   $(14,835)    $ (3,408)       $190,042
                                -------    --------     --------   --------     --------        --------
  Stock options exercised.....      114      (6,468)          --     12,231           --           5,877
  Cash dividends..............       --          --       (9,409)        --           --          (9,409)
  Treasury stock purchases....       --          --           --    (22,702)          --         (22,702)
  Net earnings................       --          --       49,907         --           --          49,907
  Translation adjustments.....       --          --           --         --       (2,693)         (2,693)
                                -------    --------     --------   --------     --------        --------
BALANCE, OCTOBER 28, 2000.....  $21,039    $ 95,241     $126,149   $(25,306)    $ (6,101)       $211,022
                                -------    --------     --------   --------     --------        --------
  Stock options exercised.....       --      (1,002)          --      3,643           --           2,641
  Cash dividends..............       --          --      (10,143)        --           --         (10,143)
  Treasury stock purchases....       --          --           --     (8,747)          --          (8,747)
  Net earnings................       --          --       29,903         --           --          29,903
  Translation adjustments.....       --          --           --         --       (2,381)         (2,381)
  Cash flow hedge
    adjustments...............       --          --           --         --       (5,749)         (5,749)
                                -------    --------     --------   --------     --------        --------
BALANCE, NOVEMBER 3, 2001.....  $21,039    $ 94,239     $145,909   $(30,410)    $(14,231)       $216,546
                                =======    ========     ========   ========     ========        ========

          See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                             (Dollars in thousands)

                                                                         FISCAL YEAR
                                                              ---------------------------------
                                                                1999        2000         2001
                                                              --------    ---------    --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings..............................................    $ 43,071    $  49,907    $ 29,903
  Adjustments to reconcile net earnings to net cash
     provided by operating activities:
       Depreciation and amortization......................      23,222       31,905      34,921
       Write-down of long-lived assets....................          --           --       5,550
       Change in current assets and liabilities, net of
          effects of acquisitions & divestitures:
       Receivables........................................     (12,944)      (8,529)     20,661
       Inventories........................................         685       (5,336)     (2,003)
       Prepayments and other..............................       1,411          211         840
       Accounts payable...................................      12,337       (2,636)    (19,439)
       Accrued liabilities................................       4,784       (8,098)     (7,584)
       Other, net.........................................       3,981        2,989       7,604
                                                              --------    ---------    --------
     NET CASH PROVIDED BY OPERATING ACTIVITIES............      76,547       60,413      70,453
                                                              --------    ---------    --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures....................................     (24,692)     (29,192)    (16,237)
  Business (acquisitions) divestitures....................     (64,826)    (225,554)     22,313
  Dispositions of assets..................................         283        1,473       1,300
                                                              --------    ---------    --------
     NET CASH PROVIDED (USED) FOR INVESTING ACTIVITIES....     (89,235)    (253,273)      7,376
                                                              --------    ---------    --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Bank borrowings for acquisitions........................      64,826      225,554          --
  Payments on bank credit facilities from divestitures....          --           --     (22,313)
  Payments on bank credit facilities......................     (41,847)      (2,996)    (40,406)
  Payments on bonds and leases............................        (718)      (1,863)       (791)
  Issuance of common stock................................       7,613           --          --
  Cash dividends on common stock..........................      (7,605)      (9,409)    (10,143)
  Stock options exercised.................................       8,614        5,877       2,641
  Treasury stock acquired.................................     (16,623)     (22,702)     (8,747)
                                                              --------    ---------    --------
     NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES.....      14,260      194,461     (79,759)
                                                              --------    ---------    --------
  Effect of exchange rate changes on cash and
     equivalents..........................................          71            4           7
                                                              --------    ---------    --------
INCREASE (DECREASE) IN CASH AND EQUIVALENTS...............       1,643        1,605      (1,923)
CASH AND EQUIVALENTS AT BEGINNING OF YEAR.................       7,247        8,890      10,495
                                                              --------    ---------    --------
CASH AND EQUIVALENTS AT END OF YEAR.......................    $  8,890    $  10,495    $  8,572
                                                              ========    =========    ========

          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (Dollars in thousands, except per share amounts)

1) SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year presentation. The Company's fiscal year ends on the Saturday closest to October 31. Fiscal year 2001 included 53 weeks, while 2000 and 1999, each included 52 weeks.

     In 2001, the Company adopted EITF 00-10 "Accounting for Shipping and Handling Fees and Cost" that requires shipping costs to be included in cost of sales as opposed to a reduction in net sales. All prior periods have been restated. Net sales and cost of goods sold were increased by an equal amount and operating profit was not changed from that originally reported. The reclass totaled $22,554, $26,104 and $23,921 for 1999, 2000, and 2001, respectively.

     PRINCIPLES OF CONSOLIDATION -- The accompanying consolidated financial statements include the accounts of SPARTECH Corporation and its controlled affiliates. All significant intercompany transactions and balances have been eliminated. Investments in entities of 20 to 50 percent are accounted for by the equity method.

     FOREIGN CURRENCY TRANSLATION -- Assets and liabilities of the Company's non-U.S. operations are translated from their functional currency to U.S. dollars using exchange rates in effect at the balance sheet date. Results of operations are translated using average rates during the period. Adjustments resulting from the translation process are included as a separate component of shareholders' equity. The Company may periodically enter into foreign currency contracts to manage exposures to market risks from prospective changes in exchange rates. No such contracts were outstanding as of October 28, 2000 or November 3, 2001.

     CASH EQUIVALENTS -- Cash equivalents consist of highly liquid investments with original maturities of three months or less.

     INVENTORIES -- Inventories are valued at the lower of cost (first-in, first-out) or market. Finished goods include the costs of material, labor, and overhead.

     PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment are carried at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets as follows:

                                                                YEARS
                                                                -----
Buildings and leasehold improvements........................       25
Machinery and equipment.....................................    12-16
Furniture and fixtures......................................     5-10

     Major renewals and betterments are capitalized. Maintenance and repairs are expensed as incurred. Upon disposition, the net book value is eliminated from the accounts, with the resultant gain or loss reflected in operations.

     GOODWILL -- Goodwill, representing the excess of the purchase price over the fair value of net assets acquired, is charged against operations on a straight-line basis over the periods estimated to be benefited, not exceeding 40 years. Goodwill amortization totaled $4,188, $6,591, and $8,129 in 1999, 2000, and 2001, respectively. Accumulated amortization at October 28, 2000 and November 3, 2001 totaled $21,251 and $29,113, respectively.

     The Company reviews goodwill and other long-lived assets for impairment whenever events and changes in business circumstances indicate the carrying value of the assets may not be

                (Dollars in thousands, except per share amounts)

recoverable. It recognizes impairment losses if expected undiscounted future cash flows of the related assets are less than their carrying value. An impairment loss represents the amount by which the carrying value of an asset exceeds the fair value of the asset. The Company did not recognize any impairment losses on recorded amounts of goodwill for the periods presented.

     In July 2001, the Financial Accounting Standards Board issued Statement No. 141 "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets." Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized against earnings, but instead be tested for impairment at least annually. The Company is required to adopt the provisions of Statement 141 immediately and expects to elect early adoption of Statement 142, effective at the beginning of the Company's fiscal year 2002. The Company's unamortized goodwill of approximately $292,576 will be subject to the transition provisions of Statements 141 and 142. Under the new rules, the Company would eliminate the amortization expense related to goodwill. The Company is currently evaluating the full impact of adopting Statement 142.

     FINANCIAL INSTRUMENTS -- The Company selectively uses derivative financial instruments to manage its interest costs as well as its balance of floating rate and fixed rate financings. No credit loss is anticipated as the counterparties to these agreements are major financial institutions with high credit ratings. The Company does not enter into derivatives for trading purposes. The net amount to be paid or received under an interest rate swap agreement is recorded as a separate component of interest expense.

     Derivative instruments (including certain derivative instruments embedded in other contracts) are recorded in the balance sheet as either an asset or liability measured at fair value and changes in the derivative's fair value are recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

     The Company uses the following methods and assumptions in estimating the fair value of financial instruments:

     - Cash, accounts receivable, accounts payable, and accrued liabilities -- the carrying value of these instruments approximates fair value due to their short-term nature;

     - Derivative Financial Instruments -- Based upon quoted market prices or market prices for instruments with similar terms and maturities; and

     - Long-term debt (including bank credit facilities) and mandatorily redeemable convertible preferred securities -- based on quoted, current market prices for the same or similar issues. As of November 3, 2001, the fair value of long-term debt was $292,152 as compared to its carrying amount of $288,714 and the fair value of the convertible preferred securities was $136,400 as compared to the carrying amount of $150,000.

     REVENUE RECOGNITION -- The Company manufactures products for specific customer orders and for standard stock inventory. Revenues are recognized and billings are rendered as the product is shipped to the customer in accordance with U.S. generally accepted accounting principles as well as the Securities and Exchange Commission's Staff Accounting Bulletin No. 101.

                (Dollars in thousands, except per share amounts)

     INCOME TAXES -- Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for credit carry forwards and then assessed (including the anticipation of future income) to determine the likelihood of realization. Deferred tax assets and liabilities are measured using the rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse and the credits are expected to be used. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

2) ACQUISITIONS, DIVESTITURES, AND FACILITY RESTRUCTURINGS

     On January 7, 1999, the Company completed its acquisition of the net assets of Lustro Plastics Company, a custom sheet and rollstock extruder, with annual sales of approximately $28,000. The cash purchase price of approximately $10,400 was funded through our existing bank credit facility.

     On May 24, 1999, the Company completed its acquisition of the net assets of the Plastic Packaging Division of Alltrista Corporation, a well-established manufacturer of extruded sheet & rollstock packaging materials, with sales approaching $30,000. The cash purchase price of approximately $34,000 was funded through our existing bank credit facility.

     In October 1999, the Company completed the acquisitions of the net operating assets of Accura Molding Company, Ltd., OS Plastics, and GeoPlast. Sales for the group of companies was approximately $24,000, and the cash purchase price of approximately $21,000 was funded primarily through our revolving bank credit facility in Canada. These acquisitions added custom injection molding, extruded corrugated sheet, and profile extrusion product capabilities to the Company.

     On February 28, 2000, the Company completed the purchase of substantially all of the assets of HPP, a manufacturer of extruded sheet and rollstock, cell cast acrylic, and other proprietary plastic products, with sales of approximately $130,000 for its fiscal year which ended September 26, 1999. The net cash purchase price for HPP was approximately $215,400 including costs of the transaction. The purchase was financed through our $250,000 bank credit facility. The fair value of the assets acquired (including approximately $134,000 in goodwill) and liabilities assumed (consisting of accounts payable and accrued liabilities) were $234,800 and $19,400, respectively.

     In October 2000, the Company completed its acquisition of Alshin Tire Corporation, a manufacturer of urethane-based tires supplying primarily the healthcare industry, with annual sales of approximately $10,000. The cash purchase price of approximately $10,200 was funded through our existing bank credit facility.

     All these acquisitions have been accounted for by the purchase method, and accordingly, the results of operations were included in the Company's Consolidated Statement of Operations from their respective date of acquisition. The purchase price has been allocated to the assets and liabilities, and the excess of cost over the fair value of net assets acquired is being amortized over a forty-year period on a straight-line basis. The following summarizes unaudited pro forma consolidated results of operations assuming the acquisitions had occurred at the beginning of each of the fiscal years presented. The results are not necessarily indicative of what would have

                (Dollars in thousands, except per share amounts)

occurred had these transactions been consummated as of the beginning of the fiscal year presented, or of future operations of the consolidated companies.

                                                          PRO FORMA (UNAUDITED)
                                                          ----------------------
                                                            1999         2000
                                                          --------    ----------
Net Sales.............................................    $981,385    $1,040,457
                                                          ========    ==========
Earnings Before Income Taxes..........................    $ 77,092    $   82,055
                                                          ========    ==========
Net Earnings..........................................    $ 46,434    $   50,789
                                                          ========    ==========
Net Earnings Per Common Share -- Diluted..............    $   1.59    $     1.75
                                                          ========    ==========

     Effective July 19, 2001, the Company completed the sale of its custom molded product businesses based in Canada for approximately $25,000 to a group of former managers. These two businesses, Spartech Industries -- Thin-Wall Containers and Spartech Industries -- Custom Molded Products, consisted of three production facilities (two in Ontario and one in Quebec) and represented approximately $35,000 of the Company's fiscal 2000 sales. The proceeds consisted of approximately $23,000 in cash and a $2,000 five-year, interest-bearing note.

     The Company implemented a series of cost reduction actions to further streamline its core operations, increase production efficiencies, and strengthen the Company's position for future growth. These streamlining efforts included the closing of three plant facilities (Charleston, South Carolina; Greensboro, Georgia; and Oxnard, California). Most of these actions, which were initiated in the third quarter, will be completed within the calendar year 2001, and in no event will the closing of the facility or transfer of business to other Company facilities take more than 9-12 months to be fully effected. In connection with these efforts, the Company recorded $9,090 in non-recurring pre-tax expenses. The non-recurring expenses consisted of $5,550 related to writedowns for the impairment of long-lived assets and $3,540 related to severance, phase out, and other exit costs recorded in cost of sales. The impairment charges adjusted the carrying values of these assets to an estimate of fair value less the cost to sell. The fair value was determined by using current selling prices for similar assets.

3) INVENTORIES

     Inventories at October 28, 2000 and November 3, 2001 are comprised of the following components:

                                                               2000       2001
                                                              -------    -------
Raw materials.............................................    $55,253    $55,803
Finished goods............................................     39,877     37,288
                                                              -------    -------
                                                              $95,130    $93,091
                                                              =======    =======

                (Dollars in thousands, except per share amounts)

4) PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consisted of the following at October 28, 2000 and November 3, 2001:

                                                              2000        2001
                                                            --------    --------
Land....................................................    $ 12,095    $ 10,357
Buildings and leasehold improvements....................      65,947      65,578
Machinery and equipment.................................     323,866     301,959
Furniture and fixtures..................................      10,465      11,178
                                                            --------    --------
                                                             412,373     389,072
Less accumulated depreciation...........................     100,752     114,917
                                                            --------    --------
Property, plant and equipment, net......................    $311,621    $274,155
                                                            ========    ========

5) LONG-TERM DEBT

     Long-term debt is comprised of the following at October 28, 2000 and November 3, 2001:

                                                              2000        2001
                                                            --------    --------
7.0% Senior Unsecured Notes.............................    $ 60,000    $ 53,572
7.62% Guaranteed Unsecured Notes........................      25,714      21,429
7.21% Senior Unsecured Notes............................      35,714      28,571
Bank Credit Facilities..................................     220,361     175,500
Other...................................................      11,056       9,642
                                                            --------    --------
                                                             352,845     288,714
Less current maturities.................................      18,667      18,225
                                                            --------    --------
Total long-term debt....................................    $334,178    $270,489
                                                            ========    ========

     On February 25, 2000, the Company amended its unsecured bank credit facility to an aggregate availability of $250,000 for a new five-year term. On September 24, 1999, the Company's Canadian entity entered into an additional $20,000 revolving facility in Canada. The total availability under these bank credit facilities was $270,000 at November 3, 2001, all of which is classified as long-term, as no paydowns of the aggregate facilities are required within the next year. Interest on our bank credit facilities is payable at a rate chosen by the Company of either prime or LIBOR plus a 0.625% to 1.25% borrowing margin and the agreement requires a fee of 0.15% to 0.30% for any unused portion of the facilities. At November 3, 2001, the Company had fixed LIBOR loans outstanding under the bank credit facilities of $175,500 at 3.56%-3.69% in the U.S. for a one-month period (LIBOR loans totaled $180,000 at 7.63% in U.S. and $16,361 at 6.58% in Canada on October 28, 2000). The remaining bank credit facility borrowings of $24,000 at October 28, 2000 were at the prime rate of 9.5% in the U.S. On June 11, 2001, the Company extended its existing fixed interest rate swap for $125,000 of its LIBOR loans outstanding for an additional two years. Under the extension, the swap rate was reduced from 6.48% to 6.06%, plus the borrowing margin, through November 2004.

     On August 22, 1997, the Company completed a private placement of 7.0% Senior Unsecured Notes consisting of $45,000 designated as Series A and $15,000 designated as Series B. The Series A 1997 Notes require equal annual principal payments of approximately $6,429 that commenced on August 22, 2001 and the Series B 1997 Notes do not require principal payments before becoming due on August 22, 2004. Interest on the 1997 Notes is payable semiannually on February 22 and August 22 of each year. On September 27, 1996, the Company completed a

                (Dollars in thousands, except per share amounts)

$30,000 private placement of 7.62% Guaranteed Unsecured Notes over a ten-year term. The 1996 Notes require equal annual principal payments of approximately $4,286 that commenced on September 27, 2000. Interest on the 1996 Notes is payable semiannually on March 27 and September 27 of each year. On August 15, 1995, the Company completed a $50,000 private placement of 7.21% Senior Unsecured Notes over a ten-year term. The 1995 Notes require equal annual principal payments of approximately $7,143 that commenced on August 15, 1999. Interest on the 1995 Notes is payable semiannually on February 15 and August 15 of each year.

     The other debt consists of industrial revenue bonds, capital leases, and other term notes utilized to finance capital expenditures. These financings mature between 2002 and 2016 and have interest rates ranging from 2.0% to 9.0%.

     The Company's current credit facilities contain certain affirmative and negative covenants, including restrictions on the incurrence of additional indebtedness, limitations on both the sale of assets and merger transactions, and requirements to maintain certain financial ratios and net worth levels. The most restrictive covenant regarding borrowings is the ratio of total debt to operating earnings plus depreciation and amortization contained in our primary credit facility. This debt ratio covenant would have allowed additional borrowings of $63.1 million as of November 3, 2001. In addition, our combined payment of dividends on our common stock and the repurchase of common shares for treasury is limited to 60% of our cumulative consolidated net income since November 1, 1997. At November 3, 2001, we had approximately $4.7 million of unrestricted retained earnings available for such payments. Future dividends are expected to be paid from future earnings. While we were in compliance with such covenants in 2001 and currently expect to be in compliance during 2002, our failure to comply with the covenants or other requirements of our financing arrangements could result in an event of default and, among other things, acceleration of the payment of our indebtedness which could adversely impact our business, financial condition and results of operations.

     Scheduled maturities of long-term debt for the next five fiscal years are:
2002 -- $18,225; 2003 -- $18,014; 2004 -- $32,992; and 2005 -- $193,495; and
2006 -- $10,856. The long-term debt contains certain covenants which, among other matters, require the Company to restrict the incurrence of additional indebtedness, satisfy certain ratios and net worth levels, and limit both the sale of assets and merger transactions.

6) CONVERTIBLE PREFERRED SECURITIES

     On March 5, 1999, the Company issued $50,000 of 6.5% convertible subordinated debentures to Spartech Capital Trust, a Delaware trust controlled by the Company. The Company used the proceeds to repay borrowings under its bank credit facilities. The debentures are the sole asset of the trust and eliminate in consolidation. The trust purchased the debentures with the proceeds of a $50,000 private placement of 6.5% convertible preferred securities of the trust, having an aggregate liquidation preference of $50,000 and guaranteed by the Company. The debentures:

     - Are convertible along with the trust's preferred securities, at the option of the preferred security holders, into shares of our common stock at a conversion price equivalent to $30.55 per share of common stock, for a total of 1,636,661 shares;

     - Are redeemable along with the trust's preferred securities, at the Company's option after March 1, 2002, at a price equal to 104.56% of the principal amount plus accrued interest at November 3, 2001, declining annually to a price equal to the principal amount plus accrued interest after March 1, 2009; and

                (Dollars in thousands, except per share amounts)

     - Mature and are payable, along with the trust's preferred securities, on March 31, 2014, if they have not been previously redeemed or converted.

     On February 18, 2000, the Company issued $100,000 of 7.0% convertible subordinated debentures to Spartech Capital Trust II, a Delaware trust controlled by the Company. We used the proceeds to repay borrowings under its bank credit facility. The debentures are the sole asset of the trust and eliminate in consolidation. The trust purchased the debentures with the proceeds of a $100,000 private placement of 7.0% convertible preferred securities of the trust having an aggregate liquidation preference of $100,000 and guaranteed by Spartech. The debentures:

     - Are convertible along with the trust's preferred securities, at the option of the preferred security holders, into shares of our common stock at a conversion price equivalent to $34.00 per share of common stock, for a total of 2,941,176 shares;

     - Are redeemable along with the trust's preferred securities, at the Company's option after March 1, 2003, at a price equal to 104.90% of the principal amount plus accrued interest at November 3, 2001, declining annually to a price equal to the principal amount plus accrued interest after March 1, 2010; and

     - Mature and are payable, along with the trust's preferred securities, on March 31, 2015, if they have not been previously redeemed or converted.

7) SHAREHOLDERS' EQUITY & STOCK OPTIONS

     The authorized capital stock of the Company consists of 45 million shares of $.75 par value common stock and 4 million shares of $1 par value preferred stock.

     In April 2001, the Company adopted a Shareholder Rights Plan by declaring a dividend of one Preferred Share Purchase Right (Right) for each outstanding share of our common stock. The Rights will initially trade with, and will be inseparable from, the common stock. Prior to exercise, a Right does not give its holder any dividend, voting, or liquidation rights. Under certain circumstances, a right may be exercised to purchase one one-thousandth of a share of Series Z Preferred Stock for $70 per share. The Rights become exercisable, subject to certain exceptions, if a new person or group acquires beneficial ownership of 15% or more, to purchase shares of the Company's common stock with a market value of $140.00, for $70.00 per Right. The Rights will expire on April 2, 2011, and may be redeemed by the Company for $.01 per Right at any time before a new person or group becomes a beneficial owner of 15% or more of our outstanding common stock.

     The Company has a Stock Option Plan for executive officers, key employees and directors. The minimum option price is the fair market value per share at the date of grant, and the exercise price may not be decreased after the date of grant. No more than 3,000,000 shares may be issued as incentive stock options under the plan, and the maximum number of shares issuable annually under the plan is limited to 10% of the Company's outstanding common shares (excluding treasury shares) at the prior year end. Notwithstanding the foregoing, the Board of Directors has resolved that at no time will the total unexercised options issued to employees be in excess of 10% of the then outstanding common shares. Subject to the limitations discussed above, the number of options granted pursuant to these plans is at the discretion of the Compensation Committee of the Board of Directors. The plan had 488,798 options outstanding at November 3, 2001. In addition, options for 1,974,524 shares issued under similar prior stock option plans remained outstanding at November 3, 2001.

                (Dollars in thousands, except per share amounts)

     A summary of the combined activity for the Company's stock options for fiscal years 1999, 2000, and 2001 follows (shares in thousands):

                                          1999                      2000                      2001
                                 -----------------------   -----------------------   -----------------------
                                 SHARES      WEIGHTED      SHARES      WEIGHTED      SHARES      WEIGHTED
                                 UNDER       AVERAGE       UNDER       AVERAGE       UNDER       AVERAGE
                                 OPTION   EXERCISE PRICE   OPTION   EXERCISE PRICE   OPTION   EXERCISE PRICE
                                 ------   --------------   ------   --------------   ------   --------------
Outstanding, beginning of
  year.........................  3,293        $ 9.36       2,838        $10.91       2,475        $15.86
  Granted......................    302         18.74         484         28.48         489         12.48
  Exercised....................   (757)         7.27        (830)         6.58        (481)         7.01
  Canceled/Expired.............     --            --         (17)        15.84         (20)        22.09
                                 -----                     -----                     -----
Outstanding, end of year.......  2,838         10.91       2,475         15.86       2,463         16.67
                                 =====                     =====                     =====
Exercisable, end of year.......  2,531                     1,826                     1,681
                                 =====                     =====                     =====
  Weighted average fair value
     of options granted........               $ 6.89                    $10.66                    $ 3.32
                                              ======                    ======                    ======

     Information with respect to options outstanding at November 3, 2001 follows (shares in thousands):

                                             OUTSTANDING                                     EXERCISABLE
                                       ------------------------        WEIGHTED        ------------------------
                                                    AVERAGE           REMAINING                     AVERAGE
RANGE OF EXERCISE PRICES               SHARES    EXERCISE PRICE    CONTRACTUAL LIFE    SHARES    EXERCISE PRICE
------------------------               ------    --------------    ----------------    ------    --------------
$ 5.38 -  9.00.....................      285         $ 7.93           3.2 years          285         $ 7.93
 10.88 - 11.19.....................      623          11.08           7.3 years          243          10.90
 15.88 - 18.00.....................      986          16.47           5.2 years          870          16.36
 20.56 - 28.94.....................      569          27.50           6.6 years          283          27.32
                                       -----                                           -----
                                       2,463                                           1,681
                                       =====                                           =====

     The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for its employee stock options. Under APB 25, if the exercise price of the stock option equals the market price of the underlying stock on the issuance date, no compensation expense is recognized. The Company is required by Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" to provide pro forma disclosures under an alternative fair value method of accounting. The weighted average fair values of options granted were estimated using the Black-Scholes option-pricing model with the following assumptions:

                                                          1999            2000            2001
                                                        ---------       ---------       ---------
Expected Dividend Yield...............................       1.10%           1.20%           3.00%
Expected Volatility...................................         33%             35%             30%
Risk-Free Interest Rates..............................  5.70-5.80%      6.03-6.68%      4.76-5.17%
Expected Lives........................................    5 Years         5 Years         5 Years

     Had compensation expense been recognized based on these hypothetical values the Company's net income for 1999, 2000, and 2001 would have been $41,818, $46,715, and $28,883, respectively, and diluted earnings per share for 1999, 2000, and 2001 would have been $1.39, $1.62, and $1.08, respectively. As a result of changing assumptions, these hypothetical calculations are not necessarily representative of future results.

                (Dollars in thousands, except per share amounts)

8) INCOME TAXES

     The provision for income taxes for fiscal years 1999, 2000, and 2001 is comprised of the following:

                                                                 1999       2000       2001
                                                                -------    -------    -------
Federal:
     Current................................................    $19,823    $18,627    $ 9,104
     Deferred...............................................      3,138      8,116      5,338
State.......................................................      3,441      2,695      1,833
Foreign.....................................................      2,036      1,285      1,375
                                                                -------    -------    -------
     Provision for income taxes.............................    $28,438    $30,723    $17,650
                                                                =======    =======    =======

     Earnings before income taxes for 1999, 2000 and 2001 include $5,634, $3,521, and $4,016, respectively from non-U.S. operations. The income tax provision on earnings of the Company differs from the amounts computed by applying the U.S. Federal tax rate of 35% as follows:

                                                                 1999         2000         2001
                                                                -------      -------      -------
Federal income taxes at statutory rate......................    $25,028      $28,221      $16,644
State income taxes, net of applicable Federal income tax
  benefits..................................................      2,237        1,752        1,191
Other.......................................................      1,173          750         (185)
                                                                -------      -------      -------
                                                                $28,438      $30,723      $17,650
                                                                =======      =======      =======

     At October 28, 2000 and November 3, 2001, the Company's principal components of deferred tax assets and liabilities consisted of the following:

                                                                 2000       2001
                                                                -------    -------
Deferred tax assets:
  Tax carry forwards........................................    $   186    $   186
  Bad debt reserves.........................................        835      1,165
  Inventories...............................................        127        146
  Accrued liabilities.......................................      4,849      9,294
                                                                -------    -------
                                                                $ 5,997    $10,791
                                                                -------    -------
Deferred tax liabilities:
  Depreciation..............................................    $42,733    $45,528
  Other.....................................................      6,152     12,859
                                                                -------    -------
                                                                $48,885    $58,387
                                                                =======    =======

     At October 28, 2000 and November 3, 2001, the net current deferred tax asset was $3,299 and $5,575, respectively, and the net noncurrent deferred tax liability was $46,187 and $53,171, respectively.

9) EARNINGS PER SHARE

     Basic earnings per share excludes any dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

                (Dollars in thousands, except per share amounts)

     The reconciliation of the net earnings and weighted average number of common shares used in the computations of basic and diluted earnings per share for 1999, 2000, and 2001 was as follows:

                                                1999                  2000                  2001
                                         ------------------    ------------------    ------------------
                                         EARNINGS    SHARES    EARNINGS    SHARES    EARNINGS    SHARES
                                         --------    ------    --------    ------    --------    ------
Basic earnings per share.............    $43,071     27,038    $49,907     27,322    $29,903     26,697
  Effect of stock options............         --      1,869         --        871         --        445
  Effect of convertible preferred
     securities......................      1,280      1,075      4,990      3,681      2,086      1,554
                                         -------     ------    -------     ------    -------     ------
Diluted earnings per share...........    $44,351     29,982    $54,897     31,874    $31,989     28,696
                                         =======     ======    =======     ======    =======     ======

     The effect of stock options represents the shares resulting from the assumed exercise of outstanding stock options calculated using the treasury stock method. The effect of convertible preferred securities represents the shares resulting from the assumed conversion using the "if converted" method and the add back of the distributions on preferred securities after tax for the assumed conversion at the beginning of each year. During certain quarters in 2001, convertible preferred securities were antidilutive, and therefore not assumed to be converted for that portion of the year.

10) EMPLOYEE BENEFITS

     The Company sponsors or contributes to various retirement benefit and savings plans covering substantially all employees. The total cost of such plans for fiscal years 1999, 2000, and 2001 was $2,639, $3,093, and $3,084, respectively.

11) CASH FLOW INFORMATION

     Supplemental information on cash flows for fiscal years 1999, 2000, and 2001 was as follows:

                                                                 1999        2000        2001
                                                               --------    --------    --------
Cash paid during the year for:
  Interest.................................................    $ 17,422    $ 32,424    $ 36,084
                                                               ========    ========    ========
  Income taxes.............................................    $ 18,431    $ 21,685    $  9,863
                                                               ========    ========    ========
Schedule of business acquisitions/divestitures:
  Fair value of assets acquired (disposed).................    $ 75,528    $249,584    $(31,219)
  Liabilities (assumed) transferred........................     (10,146)    (21,706)      4,019
  Non-cash consideration/holdback payments.................        (556)     (2,324)      4,887
                                                               --------    --------    --------
  Total cash paid (received)...............................    $ 64,826    $225,554    $(22,313)
                                                               ========    ========    ========

12) COMMITMENTS AND CONTINGENCIES

     The Company conducts certain of its operations in facilities under operating leases. Rental expense for 1999, 2000, and 2001 was $6,767, $8,611 and $8,967, respectively.

     Future minimum lease payments under non-cancelable operating leases, by fiscal year, are: 2002 -- $6,205; 2003 -- $5,739; 2004 -- $4,341;
2005 -- $2,954; 2006 -- $2,275; and thereafter -- $6,087.

                (Dollars in thousands, except per share amounts)

     The Company is also subject to various other claims, lawsuits, and administrative proceedings arising in the ordinary course of business with respect to commercial, product liability, employment, and other matters, several which claim substantial amounts of damages. While it is not possible to estimate with certainty the ultimate legal and financial liability with respect to these claims, lawsuits, and administrative proceedings, the Company believes that the outcome of these other matters will not have a material adverse effect on the Company's financial position or results of operations. The Company currently has no litigation with respect to any environmental matters.

13) SEGMENT INFORMATION

     The Company's forty-three facilities are organized into three reportable segments based on the nature of the products manufactured. The Company utilizes operating earnings to evaluate business segment performance and determine the allocation of resources. Segment accounting policies are the same as policies described in note (1). A description of reportable segments for the Company follows:

     Custom Sheet & Rollstock -- This segment has twenty-four manufacturing facilities and is the largest extruder of plastic sheet, custom rollstock, and cell cast acrylic sheet in North America. The segment's finished products are formed by its customers for use in a wide variety of markets.

     Color & Specialty Compounds -- This segment operates eleven plants throughout North America and Europe. The Color & Specialty Compounds segment manufactures custom-designed plastic alloys, compounds, color concentrates, and calendered film for utilization in numerous applications.

     Molded & Profile Products -- This segment has eight North American facilities which manufacture a number of proprietary items. These include injection molded products, complete thermoplastic wheels and tires, and profile extruded products.

                (Dollars in thousands, except per share amounts)

     Corporate & Other includes unallocated corporate office expenses, goodwill amortization, and other non-allocated expenses. Assets included in Corporate & Other are made up primarily of goodwill and cash & cash equivalents.

                                                                 1999        2000        2001
                                                               --------    --------    --------
NET SALES
Custom Sheet & Rollstock...................................    $507,037    $639,600    $621,866
Color & Specialty Compounds................................     226,005     248,973     227,809
Molded & Profile Products..................................      57,385      98,959      87,384
                                                               --------    --------    --------
     Net Sales.............................................    $790,427    $987,532    $937,059
                                                               ========    ========    ========
OPERATING EARNINGS
Custom Sheet & Rollstock...................................    $ 57,648    $ 74,838    $ 66,589
Color & Specialty Compounds................................      28,622      30,810      24,767
Molded & Profile Products..................................       7,784      12,307       8,571
Corporate & Other..........................................      (6,347)     (8,194)    (17,553)
                                                               --------    --------    --------
     Total Operating Earnings..............................    $ 87,707    $109,761    $ 82,374*
                                                               ========    ========    ========
ASSETS
Custom Sheet & Rollstock...................................    $252,661    $372,394    $344,488
Color & Specialty Compounds................................     152,279     154,610     138,690
Molded & Profile Products..................................      49,574      58,458      26,445
Corporate & Other..........................................     170,887     303,507     305,480
                                                               --------    --------    --------
     Total Assets..........................................    $625,401    $888,969    $815,103
                                                               ========    ========    ========
DEPRECIATION AND AMORTIZATION
Custom Sheet & Rollstock...................................    $  8,821    $ 13,854    $ 14,994
Color & Specialty Compounds................................       7,467       7,499       7,525
Molded & Profile Products..................................       2,512       3,605       3,995
Corporate & Other..........................................       4,422       6,947       8,407
                                                               --------    --------    --------
     Total Depreciation and Amortization...................    $ 23,222    $ 31,905    $ 34,921
                                                               ========    ========    ========
CAPITAL EXPENDITURES
Custom Sheet & Rollstock...................................    $ 12,927    $ 15,999    $  7,915
Color & Specialty Compounds................................       6,670       8,205       3,097
Molded & Profile Products..................................       4,595       4,644       4,567
Corporate & Other..........................................         500         344         658
                                                               --------    --------    --------
     Total Capital Expenditures............................    $ 24,692    $ 29,192    $ 16,237
                                                               ========    ========    ========

---------------
* Total Operating Earnings is reduced by the pre-tax $9,090 non-recurring charges related to the impairment of long-lived assets, severance, and plant close down costs ($8,080 reflected as Corporate & Other).

     In addition to external sales to customers, intersegment sales were $20,457, $23,864, and $27,544 for the fiscal years ended 1999, 2000, and 2001, respectively. Nearly all intersegment sales were generated from our Color & Specialty Compounds segment.

     The Company operates in three reportable geographic areas-the United States, Canada, and Europe. Geographic financial information for fiscal years 1999, 2000, and 2001 was as follows:

                                          NET SALES                          TOTAL ASSETS
                               --------------------------------    --------------------------------
                                 1999        2000        2001        1999        2000        2001
                               --------    --------    --------    --------    --------    --------
United States..............    $696,334    $860,488    $826,826    $526,502    $788,454    $745,880
Canada.....................      84,274     119,082     100,268      91,868      92,136      58,955
Europe.....................       9,819       7,962       9,965       7,031       8,379      10,268
                               --------    --------    --------    --------    --------    --------
                               $790,427    $987,532    $937,059    $625,401    $888,969    $815,103
                               ========    ========    ========    ========    ========    ========

                (Dollars in thousands, except per share amounts)

14) COMPREHENSIVE INCOME

     Comprehensive Income is an entity's change in equity during the period related to transactions, events, and circumstances from non-owner sources. The reconciliation of Net Earnings to Comprehensive Income for fiscal years 1999, 2000, and 2001 was as follows:

                                                                 1999       2000       2001
                                                                -------    -------    -------
Net Earnings................................................    $43,071    $49,907    $29,903
Other Comprehensive Income:
  Foreign Currency Translation Adjustments..................      1,376     (2,693)    (2,381)
  Cash Flow Hedge Adjustments...............................         --         --     (5,749)
                                                                -------    -------    -------
Comprehensive Income........................................    $44,447    $47,214    $21,773
                                                                =======    =======    =======

     On November 8, 2000, the Company entered into a fixed interest rate swap as a hedge of $125,000 of variable rate credit facilities. On June 11, 2001, the Company extended the existing interest rate swap by two years to November 2004 and reduced the swap's interest rate from 6.48% to 6.06%. As of November 3, 2001, the Company has recorded approximately $5.7 million as a reduction of comprehensive income which represents the liability, net of the related tax, for the reduction in value resulting from the decline in interest rates since the swap's inception.

15) QUARTERLY FINANCIAL INFORMATION

     Certain unaudited quarterly financial information for the fiscal years ended October 28, 2000 and November 3, 2001 was as follows:

                                                         QUARTER ENDED
                                          --------------------------------------------     FISCAL
                                            JAN        APRIL        JULY        OCT         YEAR
                                          --------    --------    --------    --------    --------
2000
Net Sales.............................    $204,065    $263,732    $262,602    $257,133    $987,532
Gross Profit..........................      36,120      45,936      47,685      41,928     171,669
Net Earnings..........................      11,167      13,781      13,604      11,355      49,907
Net Earnings Per Share
  -- Basic............................         .41         .50         .50         .42        1.83
  -- Diluted..........................         .39         .47         .46         .40        1.72
2001
Net Sales.............................    $240,635    $252,099    $228,501    $215,824    $937,059
Gross Profit..........................      39,654      42,706      36,524      33,165     152,049
Net Earnings..........................       8,555      10,123       4,659*      6,566      29,903*
Net Earnings Per Share
  -- Basic............................         .32         .38         .17*        .25        1.12*
  -- Diluted..........................         .32         .37         .17*        .24        1.11*

---------------
* Reduced by pre-tax $9,090 non-recurring charges related to the impairment of long-lived assets, severance, and plant close down costs.

                      CONSOLIDATED CONDENSED BALANCE SHEET
                             (Dollars in thousands)

                                                                NOV. 3, 2001    FEB. 2, 2002
                                                                ------------    ------------
                                                                                (UNAUDITED)
ASSETS
CURRENT ASSETS
  Cash and equivalents......................................      $  8,572        $  8,701
  Receivables, net..........................................       119,074         114,277
  Inventories...............................................        93,091          95,840
  Prepayments and other.....................................         9,333           9,956
                                                                  --------        --------
  TOTAL CURRENT ASSETS......................................       230,070         228,774
PROPERTY, PLANT AND EQUIPMENT...............................       389,072         392,686
  Less accumulated depreciation.............................       114,917         121,608
                                                                  --------        --------
     NET PROPERTY, PLANT AND EQUIPMENT......................       274,155         271,078
GOODWILL....................................................       292,576         292,576
OTHER ASSETS................................................        18,302          21,249
                                                                  --------        --------
                                                                  $815,103        $813,677
                                                                  ========        ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Current maturities of long-term debt......................      $ 18,225        $ 18,184
  Accounts payable..........................................        76,131          70,777
  Accrued liabilities.......................................        24,568          23,629
                                                                  --------        --------
  TOTAL CURRENT LIABILITIES.................................       118,924         112,590
                                                                  --------        --------
LONG-TERM DEBT, LESS CURRENT MATURITIES.....................       270,489         272,049
OTHER LIABILITIES...........................................        59,144          57,763
                                                                  --------        --------
  TOTAL LONG-TERM LIABILITIES...............................       329,633         329,812
                                                                  --------        --------
COMPANY-OBLIGATED MANDATORILY REDEEMABLE CONVERTIBLE
PREFERRED SECURITIES OF SPARTECH CAPITAL TRUST HOLDING
SOLELY CONVERTIBLE SUBORDINATED DEBENTURES..................       150,000         150,000
SHAREHOLDERS' EQUITY
  Common stock, 28,067,023 shares issued in 2001 and 2002...        21,039          21,050
  Contributed capital.......................................        94,239          93,824
  Retained earnings.........................................       145,909         148,230
  Treasury stock, at cost, 1,367,437 shares in 2001 and
     1,279,742 shares in 2002...............................       (30,410)        (29,084)
  Accumulated Other Comprehensive Income....................       (14,231)        (12,745)
                                                                  --------        --------
  TOTAL SHAREHOLDERS' EQUITY................................       216,546         221,275
                                                                  --------        --------
                                                                  $815,103        $813,677
                                                                  ========        ========

          See accompanying notes to consolidated financial statements.

                 CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
         (Unaudited and dollars in thousands, except per share amounts)

                                                                   QUARTER ENDED
                                                                --------------------
                                                                FEB. 3,     FEB. 2,
                                                                  2001        2002
                                                                --------    --------
NET SALES...................................................    $240,635    $190,668
                                                                --------    --------
COSTS AND EXPENSES
  Cost of sales.............................................     200,981     163,507
  Selling and administrative................................      14,103      12,574
  Amortization of goodwill..................................       2,050          --
                                                                --------    --------
                                                                 217,134     176,081
                                                                --------    --------
OPERATING EARNINGS..........................................      23,501      14,587
  Interest..................................................       7,141       4,369
  Distributions on preferred securities of Spartech Capital
     Trust..................................................       2,562       2,562
                                                                --------    --------
EARNINGS BEFORE INCOME TAXES................................      13,798       7,656
  Income taxes..............................................       5,243       2,794
                                                                --------    --------
NET EARNINGS................................................    $  8,555    $  4,862
                                                                ========    ========
NET EARNINGS PER COMMON SHARE:
  Basic.....................................................    $    .32    $    .18
                                                                ========    ========
  Diluted...................................................    $    .32    $    .18
                                                                ========    ========
DIVIDENDS PER COMMON SHARE..................................    $   .095    $   .095
                                                                ========    ========

          See accompanying notes to consolidated financial statements.

                 CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
                      (Unaudited and dollars in thousands)

                                                                  QUARTER ENDED
                                                                ------------------
                                                                FEB. 3,    FEB. 2,
                                                                 2001       2002
                                                                -------    -------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings................................................    $ 8,555    $ 4,862
  Adjustments to reconcile net earnings to net cash provided by operating activities:
       Depreciation and amortization........................      9,065      6,750
       Change in current assets and liabilities.............     (3,264)    (3,262)
       Other, net...........................................       (402)      (169)
                                                                -------    -------
     NET CASH PROVIDED BY OPERATING ACTIVITIES..............     13,954      8,181
                                                                -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures......................................     (5,411)    (3,771)
  Business Acquisitions.....................................         --     (4,180)
  Retirement of assets......................................        249         --
                                                                -------    -------
     NET CASH USED FOR INVESTING ACTIVITIES.................     (5,162)    (7,951)
                                                                -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Bank Borrowings for Business Acquisitions.................         --      4,180
  Net borrowings (payments) on revolving credit
     facilities.............................................        206     (2,580)
  Payments on bonds and leases..............................       (669)       (81)
  Cash dividends on common stock............................     (2,530)    (2,542)
  Stock options exercised...................................        521        922
  Treasury stock acquired...................................     (4,987)        --
                                                                -------    -------
     NET CASH USED FOR FINANCING ACTIVITIES.................     (7,459)      (101)
                                                                -------    -------
  Effect of exchange rate changes on cash and equivalents...       (101)        --
                                                                -------    -------
INCREASE IN CASH AND EQUIVALENTS............................      1,232        129
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD.................     10,495      8,572
                                                                -------    -------
CASH AND EQUIVALENTS AT END OF PERIOD.......................    $11,727    $ 8,701
                                                                =======    =======

          See accompanying notes to consolidated financial statements.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (Unaudited and dollars in thousands, except per share amounts)

NOTE A -- BASIS OF PRESENTATION

     Our consolidated financial statements include the accounts of Spartech Corporation and its wholly owned subsidiaries. These financial statements have been prepared on a condensed basis and, accordingly, certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the financial statements contain all adjustments (consisting solely of normal recurring adjustments) and disclosures necessary to make the information presented therein not misleading. These financial statements should be read in conjunction with the consolidated financial statements and accompanying footnotes thereto included in our November 3, 2001 Annual Report on Form 10-K.

     Our fiscal year ends on the Saturday closest to October 31. Fiscal year 2001 included 53 weeks compared to 52 weeks in 2002. As a result, the first quarter ended February 3, 2001 consists of 14 weeks, compared to the 13-week first quarter ended February 2, 2002. Operating results for any quarter are traditionally seasonal in nature and are not necessarily indicative of the results expected for the full year.

     Freight costs for First Quarter of 2001 have been reclassified to comply with EITF 00-10 "Accounting for Shipping and Handling Fees and Costs." The reclassification resulted in an increase to net sales and corresponding increase to cost of goods sold of $6.0 million.

NOTE B -- INVENTORIES

     Inventories are valued at the lower of cost (first-in, first-out) or market. Inventories at November 3, 2001 and February 2, 2002 are comprised of the following components:

                                                               2001       2002
                                                              -------    -------
Raw materials.............................................    $55,803    $52,712
  Finished goods..........................................     37,288     43,128
                                                              -------    -------
                                                              $93,091    $95,840
                                                              =======    =======

NOTE C -- GOODWILL AND OTHER INTANGIBLE ASSETS

     In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142, among other things, eliminates the amortization of goodwill and certain identified intangible assets. Effective November 4, 2001 the Company has adopted SFAS No. 142, as such goodwill is no longer being amortized against earnings. Intangible assets, including goodwill, that are not subject to amortization will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired, using a two step impairment assessment. The first step of the impairment test identifies potential impairment and compares the fair value of the reporting unit with its carrying amount, including goodwill. We determined that the Company has twelve reporting units based upon the discrete financial information available and the manner in which management reviews operating results.

     If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired, and the second step of the impairment test is not necessary. If the carrying amount of the reporting unit exceeds its fair value, the second step of the impairment test shall be performed to measure the amount of impairment loss, if any. The amounts used in the transitional impairment test have been measured as of November 4, 2001.

         (Unaudited and dollars in thousands, except per share amounts)

     Early application of SFAS No. 142 is permitted for non-calendar year end companies with fiscal years beginning after March 15, 2001, but before December 15, 2001. The Company has elected early adoption of these statements as of the beginning of our fiscal year 2002. In performing step one of the test, we engaged an independent appraisal firm to perform a valuation for each of our reporting units. The firm reported a fair value conclusion for each of the reporting units which we used to compare the carrying amount of its net assets including goodwill. In accordance with the transition provisions of SFAS No. 142, we have conducted the first step of the impairment tests as described above. As of November 4, 2001, the tests indicated that the fair value of each of our reporting units exceeded their carrying amount, therefore no impairment charge was recorded upon adoption.

     The effect of the adoption of SFAS No. 142 as of February 2, 2002 and November 4, 2001 is summarized in the following table:

                                      NOVEMBER 4, 2001                        FEBRUARY 2, 2002
                            ------------------------------------    ------------------------------------
                             GROSS                        NET        GROSS                        NET
                            CARRYING    ACCUMULATED     CARRYING    CARRYING    ACCUMULATED     CARRYING
                             AMOUNT     AMORTIZATION     AMOUNT      AMOUNT     AMORTIZATION     AMOUNT
                            --------    ------------    --------    --------    ------------    --------
Goodwill................    $321,689      $(29,113)     $292,576    $321,689      $(29,113)     $292,576
                            ========      ========      ========    ========      ========      ========
Intangible assets with
  finite lives..........    $     --      $     --      $     --    $  2,500      $    (25)     $  2,475
                            ========      ========      ========    ========      ========      ========

     Amortization expense for the three months ended February 2, 2002 was $25 which represented the amortization relating to the identified intangible assets required to be amortized under SFAS No. 142. For each of the next five years intangible amortization expense relating to these identified intangibles will be $83.

     As required by SFAS No. 142, the results for the prior year have not been restated. A reconciliation of net income for the first quarter ended February 3, 2001 as if SFAS No. 142 had been adopted at the beginning of the prior year is presented below.

                                                                 2001
                                                                ------
Reported net income.........................................    $8,555
Add back: Goodwill amortization (net of tax)................    $1,310
                                                                ------
Adjusted net income.........................................    $9,865
                                                                ======
Basic net income per share:
  Reported net income.......................................    $  .32
                                                                ======
  Adjusted net income.......................................    $  .38
                                                                ======
Diluted net income per share:
  Reported net income.......................................    $  .32
                                                                ======
  Adjusted net income.......................................    $  .37
                                                                ======

         (Unaudited and dollars in thousands, except per share amounts)

NOTE D -- CASH FLOW INFORMATION

     Supplemental information on cash flows and noncash transactions for the quarters ended February 3, 2001 and February 2, 2002 is as follows:

                                                                 2001      2002
                                                                ------    ------
Cash paid for:
     Interest...............................................    $7,012    $5,559
                                                                ======    ======
     Income taxes (refund)..................................    $  377    $ (799)
                                                                ======    ======

NOTE E -- COMPREHENSIVE INCOME

     Comprehensive Income is an entity's change in equity during the period from transactions, events and circumstances from non-owner sources. The reconciliation of Net Earnings to Comprehensive Income for the quarters ended February 3, 2001 and February 2, 2002 is as follows:

                                                                2001       2002
                                                               -------    ------
Net Earnings...............................................    $ 8,555    $4,862
Foreign currency translation adjustments...................        762       (61)
Cash flow hedge adjustments................................     (1,976)    1,547
                                                               -------    ------
     Total Comprehensive Income............................    $ 7,341    $6,348
                                                               =======    ======

NOTE F -- SEGMENT INFORMATION

     Spartech's forty-four facilities are organized into three reportable segments based on the nature of the products manufactured.

                                                                   QUARTER ENDED
                                                                --------------------
                                                                FEB. 3,     FEB. 2,
                                                                  2001        2002
                                                                --------    --------
NET SALES*
Custom Sheet & Rollstock....................................    $155,929    $128,037
Color & Specialty Compounds.................................      58,208      48,925
Molded & Profile Products...................................      26,498      13,706
                                                                --------    --------
     Total Net Sales........................................    $240,635    $190,668
                                                                ========    ========
OPERATING EARNINGS
Custom Sheet & Rollstock....................................    $ 16,668    $ 11,158
Color & Specialty Compounds.................................       6,187       5,044
Molded & Profile Products...................................       2,372         812
Corporate/Other.............................................      (1,726)     (2,427)
                                                                --------    --------
     Total Operating Earnings...............................    $ 23,501    $ 14,587
                                                                ========    ========

---------------
* Excludes intersegment sales of $8,541 in 2001 and $4,682 in 2002 primarily from the Color & Specialty Compounds segment.

NOTE G -- RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET ADOPTED

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS No. 143 addresses financial accounting and reporting for

         (Unaudited and dollars in thousands, except per share amounts)

obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to all entities and legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or the normal operation of a long-lived asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and are subsequently allocated to expense over the asset's useful life. This statement is effective for the financial statements issued for fiscal years beginning after June 15, 2002 (the company's fiscal year 2003). The company will adopt SFAS No. 143 at the beginning of our 2003 fiscal year and we believe it will not have a material effect on the financial position or results of operations.

     In August 2001 the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", however, this statement retains the fundamental provisions of SFAS No. 121 for
(a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. This statement also supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for segments of a business to be disposed of. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 (the company's fiscal year 2003). The Company does not believe that the adoption of SFAS No. 144 will have a material effect on its financial position or results of operations.

                          [MAP OF OPERATING LOCATIONS]

                          [PICTURES OF ALLOY PLASTICS]

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     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.

                             ----------------------

                               TABLE OF CONTENTS

                                          Page
                                          ----
Prospectus Summary......................    3
Risk Factors............................    7
Forward Looking Statements..............   11
Recent Developments.....................   11
Use of Proceeds.........................   12
Price Range of Common Stock and
  Dividends.............................   13
Capitalization..........................   14
Selected Consolidated Financial Data....   15
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................   17
Business................................   27
Management..............................   39
Principal and Selling Stockholders......   41
Description of Capital Stock............   42
Underwriting............................   46
Validity of Shares......................   47
Experts.................................   47
Where You Can Find More Information.....   47
Index to Consolidated Financial
  Statements............................  F-1

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                                8,250,000 Shares

                              SPARTECH CORPORATION
                                  Common Stock
                             ----------------------

                                [SPARTECH Logo]
                             ----------------------
                              GOLDMAN, SACHS & CO.

                              MERRILL LYNCH & CO.

                                 FIRST ANALYSIS
                             SECURITIES CORPORATION

                           MCDONALD INVESTMENTS INC.

                            COMMERCE CAPITAL MARKETS

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